As filed with the Securities and Exchange Commission on August 17, 2006
Registration No. 333-121527

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
POST EFFECTIVE AMENDMENT NO. 6
ON
FORM F-3
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PERU COPPER INC.
(Exact name of Registrant as specified in its charter)

Canada	1000	None
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Suite 920
475 West Georgia Street	CT Corporation
Vancouver, BC	111 Eighth Avenue
Canada V6B 4M9	New York, NY 10011
(604) 689-0234	(212) 590-9330
(Address, including zip code, and telephone	(Name, address, including zip code, and
number, including area code, of registrant’s	telephone number, including area code,
principal executive offices)	of agent for service)
with a copy to:

Christopher F. Schultz, Esq.	Paul M. Stein, Esq.
Porzio, Bromberg & Newman P.C.	Cassels Brock & Blackwell LLP
156 W. 56th Street	Scotia Plaza, Suite 2100,
New York, NY 10019	40 King Street West
Tel: (646) 348-6755	Toronto, ON M5H 3C2
Fax: (212) 957-3983	Tel: (416) 869-5300
Fax: (416) 360-8877
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
     The registrant hereby amends this Post Effective Amendment to the Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
58,248,151 COMMON SHARES
          This Prospectus relates to the offering from time to time, by selling securityholders of Peru Copper Inc., of 58,248,151 of our common shares. The prices at which the selling securityholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling securityholders will receive all of the net proceeds from the sale of the common shares.
          Our common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “PCR”, and on the American Stock Exchange (“AMEX”) under the symbol “CUP”. On August 16, 2006, the closing price of the common shares was C$4.82 on the TSX and $4.38 on the AMEX.
     This investment involves a high degree of risk. Please see “Risk Factors” beginning on page 5 for a discussion of those risks.
          The Securities and Exchange Commission may take the view that, under certain circumstances, the selling securityholders and any broker-dealers that participate with the selling securityholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts, or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF,
OR HAS PERFORMED ANY REVIEW OF, THIS PROSPECTUS.
The date of this Prospectus is August 17, 2006
          You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different or additional information. This document may only be used where it is legal to sell these securities. The information in this document is accurate only as of the date of this Prospectus.

          No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus. This Prospectus does not constitute an offer or solicitation in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the circumstances of the Company or the facts set forth herein since the date hereof.

ABOUT THIS PROSPECTUS
          This Prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using the “shelf” registration, or continuous offering, process. Under this shelf registration process, the selling securityholders may sell the common shares described in this Prospectus in one or more offerings. This Prospectus provides a general description of the common shares which may be offered by the selling securityholders.
          The registration statement containing this Prospectus, including exhibits to the registration statement, provides additional information about us and the common shares offered under this Prospectus. The registration statement can be read at the SEC offices and its website as described under the heading “Where You Can Find More Information.”
          When acquiring any common shares discussed in this Prospectus, you should rely only on the information provided in this Prospectus, including the information incorporated by reference (see the discussion on page 1 under the heading “Incorporation By Reference”). Neither we nor our agents have authorized anyone to provide you with different information. The common shares may not be offered in any jurisdiction where the offer is prohibited. You should not assume that the information in this Prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of these documents.
          In this Prospectus, the terms “we”, “our”, “us”, “the Company”, “Peru Copper” and “Peru Copper Inc.” refer to Peru Copper Inc. and its subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC this Post-Effective Amendment on Form F-3 to our Registration Statement with respect to the common shares being offered by this Prospectus. This Prospectus is a part of that registration statement. As permitted by SEC rules, this Prospectus does not contain all the information we have included in the registration statement and the accompanying exhibits and schedules. In addition, wherever we refer to a contract or other document of ours in this Prospectus, the reference is not necessarily complete and you should refer to the exhibits and schedules that are a part of this registration statement for a copy of the contract or other document. You may read and copy this registration statement, exhibits and schedules at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These filings are also available at the website maintained by the SEC at http://www.sec.gov.
          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and will file annual reports on Form 40-F within 90 days of our fiscal year-end and other reports and information on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room or access them through its website.
          In addition, we are subject to the filing requirements prescribed by the securities legislation of all Canadian provinces. You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions, which filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym “SEDAR.” The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC’s EDGAR system. Reports and other information about us should also be available for inspection at the offices of the TSX and AMEX.
          As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, we will not be required to publish financial statements as frequently or as promptly as United States companies.
INCORPORATION BY REFERENCE
          The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information in this document. This Prospectus incorporates by reference the following documents that we have previously filed with the Commission:
(a)	our Annual Report on Form 40-F for the year ended December 31, 2005 filed with the Commission on March 31, 2006;

(b)	our Reports on Form 6-K, filed with the Commission on April 10, 2006, April 13, 2006, April 25, 2006, May 19, 2006, May 25, 2006, June 8, 2006, June 26, 2006, June 27, 2006, July 11, 2006, July 24, 2006, August 1, 2006 and

August 16, 2006; and
(c)	the description of our common shares contained in our Exchange Act registration statement on Form 8-A dated March 23, 2005, including any amendment thereto or report filed for updating such description.
          The documents listed above contain important information about us and our finances. The more detailed information contained in the Form 40-F and Forms 6-K qualify this entire Prospectus. Statements in this Prospectus may modify or supersede statements in the Form 40-F and Forms 6-K and therefore the modified or superseded part of the original statement is not part of this Prospectus.
          We incorporate by reference into this Prospectus all subsequent annual reports on Form 20-F, Form 40-F, or Form 10-K and all subsequent filings by us on Form 10-Q and 8-K after the date of this Prospectus and before we terminate this offering. We also may incorporate by reference into this Prospectus our reports on Form 6-K filed after the date of this Prospectus and before we terminate this offering that we identify in the Form 6-K as being incorporated into this registration statement. We may modify or supersede any statement in this Prospectus by statements in documents we incorporate by reference after the date of this Prospectus. When that happens, the modified or superseded part of the original statement is not part of this Prospectus.
          You may request a copy of any of the documents incorporated by reference in this Prospectus at no cost. We will not include exhibits to the documents that you request unless the exhibits are specifically incorporated by reference into those documents. You may make your request for any of the documents incorporated by reference in this Prospectus by writing or telephoning us at the following address: Peru Copper Inc., Suite 920, 475 West George Street, Vancouver, British Columbia, Canada V6B 4M9. Our telephone number is (604) 689-0234.
PROSPECTUS SUMMARY
          This summary highlights information that we present more fully elsewhere in this Prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire Prospectus and the incorporated information carefully, as well as the information discussed in “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements”, and “Supplemental Information”. Unless the context otherwise requires, references to “Peru Copper”, “the Company”, “we,” “us” or “our” refer collectively to Peru Copper Inc. and its subsidiaries. In this Prospectus, references to “U.S. dollars” or “$” are to the currency of the United States, and references to “Canadian dollars” or “C$” are to the currency of Canada. The term “tonne” as used herein means a metric ton. A metric ton is equal to 1,000 kilograms or 2,204.62 pounds.
OUR COMPANY
          We are a Canadian exploration company in the business of identifying and acquiring potentially mineable deposits of copper in Peru. We currently hold exploration rights and an option to acquire development rights to a deposit of porphyry copper in Peru called the Toromocho Project and are conducting exploration on this project. Our right to develop the Toromocho Project is dependent on our exercise of an option granted to us in the Toromocho Option Agreement entered into in 2003 with Empresa Minera del Centro del Peru S.A., a Peruvian state-owned mining company, also known as “Centromin”. The Toromocho Option Agreement gives us the right to acquire the mineral concessions and related assets held by Centromin in the Toromocho Project, including rights of use, and easements, buildings, a license for the use of water, and use of historical information regarding the mineral deposit.
          We incorporated in February 2004 and currently hold exploration rights and an option to acquire development rights with respect to only one deposit of porphyry copper in Peru, the Toromocho mineral deposit. No commercially viable copper reserves may exist in the Toromocho mineral deposit. We cannot be certain that we will be able to successfully explore and develop the Toromocho Project. See “Risk Factors—We are an exploration-stage company with a very limited operating history and our estimates of mineralization are based on drilling data which may not reflect the actual deposits or the economic viability of extraction.”
          We are currently in the exploration phase of the Toromocho Project. From 2003 to 2005, we conducted a diamond drilling program in order to confirm historical drilling results and to identify and delineate additional mineralization. During 2006, our exploration program has included analysis of drilling completed in 2005 and limited additional drilling, to confirm previous and historical drilling results, as well as hydrological evaluation, environmental monitoring and data collection, further metallurgical testing, geotechnical analysis and other technical studies. Approximately 88,108 meters of drilling was conducted in 2004 and 2005. We completed a pre-feasibility study in February 2006, which was carried out by SNC-Lavalin Chile S.A. During our exploration phase, we are also conducting studies to identify adequate water sources and tailings pond sites to support mining operations. Based upon a preliminary evaluation, it appears that there are adequate sources of water and tailings pond sites for our development activities. We are studying the socio-economic impact of the Toromocho Project on the region and have recently hired a consulting firm to conduct more in-depth studies.

CORPORATE INFORMATION
          Peru Copper Inc. is a company incorporated under the Canada Business Corporations Act. We are a holding company and conduct our business through Peru Copper Syndicate Ltd., a Cayman Islands company wholly owned by us, which beneficially holds 100% of the interests in Minera Peru Copper S.A., a Peruvian company. Our principal executive offices are located Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9. Our telephone number is (604) 689-0234. Our website address is www.perucopper.com. Information posted on our website is not a part of this Prospectus.
RECENT DEVELOPMENTS
          On July 28, 2006, we announced the appointment of H. Eric Peitz as the Company’s new chief financial officer effective August 1, 2006.
          On June 30, 2006, we announced that the Company’s chief financial officer, Thomas J. Findley, has resigned for health reasons and will be leaving the Company at the end of July 2006.
          On June 28, 2006, we announced that the Company has entered into an agreement with the Peruvian Ministry of Energy and Mines and Centromin to fund the construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel. The Company has placed $15 million in escrow to fund the design, construction and start-up costs of the treatment plant. See “Supplemental Information—Toromocho Project Agreement—Toromocho Option Agreement.”
          On June 21, 2006, we announced that the Regional Government of Junin, Peru issued a Regional Ordinance in support of the Toromocho Project, declaring that the development of the Toromocho Project is in the public’s interest and will benefit the region.
          On June 7, 2006, trading in our common shares was halted temporarily on the AMEX and on the TSX at the request of the Company. The Company requested the trading halt because of concerns about unusual trading activity in its common shares, in light of public comments made by Southern Copper Corporation regarding its intention to submit a bid for Peru Copper, and announced that Southern Copper Corporation had submitted a frivolous bid to the Company. The Company is evaluating strategic alternatives to maximize shareholder value from the Toromocho Project, including a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the project or development of the Toromocho Project by the Company, and has retained UBS Investment Bank as a financial advisor to assist the Company in this evaluation. Trading in our common shares resumed on the AMEX and the TSX on June 8, 2006.
          On June 5, 2006, we announced that Mr. Thomas G. White was appointed to serve as the Company’s vice-president of project development.
          On May 23, 2006, we announced that the Government of Peru has issued a decree securing water rights for the Toromocho Project. The amount of water reserved is estimated to be sufficient for a 150,000 tonnes per day mining and milling operation at the Toromocho Project, as contemplated in the Company’s pre-feasibility study. The Company will now proceed to make an application for a water usage license from authorities in Peru. See “Supplemental Information—Business—Toromocho Project— Property Location, Access and Description.”
          On May 16, 2006, we announced that Mr. Armando Arrieta was appointed to serve as the Company’s director of Peruvian legal affairs.
          On March 20, 2006, we announced that the Company has entered into an agreement which will give it an option to acquire the Morococha mining concessions, surface areas and assets of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”). Austria Duvaz owns mining concessions and surface rights adjacent to the Toromocho Project and operates a small underground mine in the Morococha area. Pursuant to the agreement, the Company paid $1.0 million for a six-month option period during which a due diligence review will be made of the Austria Duvaz holdings, facilities and operations. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years. During the initial six-month due diligence period, legal proceedings pending in Peru between the Company and Austria Duvaz will be suspended.
          On March 18, 2006, our common share purchase warrants issued in October 2004 expired. A total of 21,855,575 warrants were exercised, resulting in cash proceeds to the Company in the amount of $43,711,150.
          On March 6, 2006, we announced a new mineral reserve and resource estimate for the Toromocho Project, prepared by Independent Mining Consultants, Inc. See “Supplemental Information—Business—Toromocho Project—Mineral Reserves and Resources.”
          On February 9, 2006, we announced the completion of a pre-feasibility study on the Toromocho Project. The pre-feasibility study was conducted by SNC-Lavalin Chile S.A. See “Supplemental Information—Business—General” and “Supplemental Information—Toromocho Project—Pre-feasibility Study.”

          On February 6, 2006, we announced that Dr. Miguel Grau was appointed as a director of the Company by our board of directors, subject to regulatory approval. Mr. Alan Hill resigned his position as a director of the Company effective February 6, 2006, due to personal reasons. Mr. Hill had served as a director of the Company since May 2004.
          On January 16, 2006, we announced that our common shares have been listed for trading on the venture capital segment of the Lima Stock Exchange (Bolsa de Valores de Lima).
          On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor, to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives may include a sale of a portion of the project to a strategic partner to assist in the development of the Toromocho Project, a sale of the project or development of the Toromocho Project by the Company.
          On October 5, 2005, we announced an updated mineral resource estimate for the Toromocho Project, prepared by Independent Mining Consultants, Inc.
          In June 2005, the name of our Peruvian subsidiary was changed to Minera Peru Copper S.A.
          On April 15, 2005, our registration statement on Form F-1, which is hereby amended by this Post-Effective Amendment on Form F-3, was declared effective by the SEC, for resale by selling securityholders of the securities issued in connection with our October 2004 private placement in the United States, our April 2004 share exchange and secondary private placement and our March 2004 treasury private placement. The American Stock Exchange approved the listing of our common shares and warrants and trading commenced on April 19, 2005.
THE OFFERING
          This offering is made by the selling securityholders, to the extent they sell shares which were issued in connection with the private placement of our securities in October 2004, our April 2004 share exchange and secondary private placement and our March 2004 treasury private placement. Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices. The selling securityholders are offering 58,248,151 of our common shares in connection with this resale Prospectus. All proceeds of the sale of our common shares by the selling securityholders will go to them. We will not receive any proceeds from the sale of our common shares by the selling securityholders.
          Our common shares trade on (i) the Toronto Stock Exchange under the symbol PCR, (ii) the American Stock Exchange, under the symbol CUP and (iii) the venture capital segment of the Lima Stock Exchange under the symbol CUP. As of June 30, 2006, 118,318,624 of our common shares were issued and outstanding.
          Selling securityholders holding an aggregate of 47,000,000 common shares have entered into an agreement, subject to certain conditions, not to issue, sell or offer or dispose of, directly or indirectly, any common shares or any securities convertible into or exchangeable for common shares, until October 6, 2006 without the prior written consent of BMO Nesbitt Burns Inc, such consent not to be unreasonably withheld, except for exercises or conversions of stock options or convertible securities, tenders of common shares in bona fide third-party takeover bids, or securities purchased in our October 2004 initial public offering in Canada. All of these shares are included in the shares being registered in connection with this Prospectus that forms a part of this Post-Effective Amendment on Form F-3 to the Registration Statement. There are no understandings or arrangements providing for the release of any of these shares prior to October 6, 2006.
          We have not paid dividends in the past and do not expect to pay dividends in the near future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, to retire debt. Our future dividend policy will be determined by our directors. See “Dividend Policy.”
          You should carefully consider all the information in this Prospectus. In particular, you should evaluate the information set forth in the section of the Prospectus entitled “Risk Factors” beginning on page 5 before deciding whether to purchase the common shares.

RISK FACTORS
          Investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this Prospectus before making a decision to invest in our common shares. Any of the following risks could adversely affect our business, financial condition and results of operations, in which case the trading price of our common shares could decline and you could lose all or part of your investment.
RISKS RELATING TO OUR BUSINESS AND INDUSTRY
We are an exploration-stage company with a very limited operating history and our estimates of mineralization are based on drilling data which may not reflect the actual deposits or the economic viability of extraction.
          We are engaged in copper mineral exploration. We have no operating history upon which to base estimates of any future production, operating costs and results. The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. See “Supplemental Information—Toromocho Project—Mineral Reserves and Resources.”
          Estimates may have to be recalculated based on changes in mineral prices or further exploration or development activity. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates. Market price fluctuations for minerals, increased production costs or reduced recovery rates, or other factors can render production uneconomical at particular sites.
          The mineralization estimates that we have relied upon regarding the Toromocho Project are, to some extent, based upon the interpretation of geologic data obtained from historical drill holes and other sampling techniques. We have further relied, in part, upon a technical report and a historical feasibility study which was obtained by a previous owner. These reports and studies derive estimates of costs based upon:
•	anticipated tonnage and grades of ore to be mined and processed;

•	the estimated configuration of the ore body;

•	expected recovery rates from the ore;

•	estimated operating costs; and

•	anticipated climatic conditions and other factors.
          The accuracy of estimates is affected by the quantity and quality of available data. Until we complete a full feasibility study, we cannot be certain that it will be economically feasible to extract and process the copper even if the past mineral estimates and target locations are accurate.
          As a result, it is possible that actual costs and economic returns will differ significantly from those currently estimated for the Toromocho Project.
          In addition, it is also not unusual in mining operations to experience unexpected problems both during start-up and during ongoing operations. To the extent that unexpected problems occur affecting our production in the future, our revenues may be reduced, costs may increase and our profitability may be adversely affected.
We currently depend on a single mineral property, which is in the early stages of development and even if it is developed, negative developments affecting the property could adversely affect our business.
          Even if we are successful in meeting the requirements to exercise the option to acquire the Toromocho mining concessions and assets, our business will be dependent upon this single mining property. Unless we acquire more properties or projects, any negative development affecting this property or our rights to develop our mining concessions on this property, could materially and adversely affect our business, financial condition and results of operations. See “Supplemental Information—Toromocho Project.”
We have a history of losses and we expect to incur losses in the future.
          As an exploration company that has no production history, we have incurred losses since our inception. From April 24, 2003, when our exploration activities began, through June 30, 2006, we had no revenues and incurred losses of $41,570,330 on a U.S. GAAP basis. We believe that we will be unable to generate enough revenue to offset our operating costs and, therefore, expect to continue to experience losses until we successfully complete a feasibility study and develop the Toromocho Project into an operating mine. There can be no assurance that we will successfully develop an operating mine, or achieve or sustain profitability in the future.

Copper exploration is highly speculative in nature and there can be no certainty of our successful development of profitable commercial mining operations.
          Copper exploration is highly speculative. It involves many risks and frequently is not productive. Our copper exploration efforts may not be successful. The mineralization that we have reported in Canada, as required by Canadian regulations includes “proven and probable reserves,” “measured and indicated resources,” and “inferred resources” which the SEC does not recognize. Investors cannot assume that we will ever be successful in converting this mineralization into mineral reserves that meet SEC requirements. Success in identifying commercially viable proven and probable mineral reserves that meet SEC requirements is based upon a number of factors, including:
•	the quality and experience of our management,

•	our level of geological and technical expertise,

•	the quantity and quality of land available to us for exploration, and

•	many other factors outside of our control.
          We have never had mineral producing properties. We cannot be certain that commercial quantities or grades of minerals will be discovered at the Toromocho Project or other future properties. The metallurgical properties of any minerals found may make them uneconomic to process. Even if commercial quantities and grades of minerals are discovered, we cannot be certain that any property will ever be brought to a stage where minerals can profitably be produced from it. Factors which may limit our ability to produce minerals from our properties include the market price of the minerals being sought, availability of additional capital and financing, and the nature and location of any mineral deposits.
          It may take several years of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to conduct a full feasibility study and to construct mining and processing facilities. We cannot be certain that our exploration programs will result in profitable commercial mining operations.
We do not own the mining concessions and assets of the Toromocho Project and may not satisfy the terms of the option agreement to acquire such concessions.
          We do not own the mining concessions in the Toromocho Project. The concessions to mine the Toromocho Project and the land and related assets are held by Centromin, a Peruvian state-owned mining company, and others. We hold an option that expires June 11, 2008 to acquire the Toromocho Project mining concessions and related assets held by Centromin. The option may only be exercised if we deliver to Centromin a detailed Feasibility Study on the Toromocho Project and provide evidence to them that we either:
•	have at least one mining operation or concentrator with a capacity of 10,000 tonnes per day, and a net shareholders’ equity of $100,000,000, or

•	that a financial institution acceptable to Centromin is willing to provide the financing required for the development of the Toromocho Project, as described in the Feasibility Study.
          Upon exercise of the Toromocho Option Agreement, we must deliver a performance bond or a letter of credit in the amount of $30,000,000 towards required development obligations.
          We do not now satisfy the conditions for option exercise. In the event that we do not in the future satisfy the option exercise conditions, we may become subject to penalties or lose our option. If this happens, we will have lost all monies spent on the Toromocho Project. See “Supplemental Information—Toromocho Project Agreements.”
Historical metallurgical testing at Toromocho indicates limitations on producing high-grade copper concentrate resulting in higher costs to us and lower pricing for our product.
          The results of historical metallurgical testing at Toromocho indicate an inability to produce copper concentrate grades higher than approximately 22% copper, at recovery levels in the low 80% range. Our metallurgical testing has produced copper concentrate with average grades of 26.5% at an average recovery level of 89.5%, based on estimated quantities of seven different rock types representative of the ore deposit. Our inability to produce high-grade copper concentrates at high recovery rates could increase our operating costs and reduce the potential profitability of our future operations.
We may not be able to access sufficient water, power and tailings storage areas that will be necessary in order to develop the Toromocho Project into an operating mine.
          The current supply of water and electricity at the Toromocho Project site is limited. We may need to access additional water and electricity sources in order to develop the Toromocho Project. In addition, we will need to locate and develop storage areas for tailings. Our inability to secure adequate water and power resources or adequate storage areas for tailings sufficient to run a large open pit deposit could prevent or hinder our ability to fully exploit and develop the Toromocho Project. Although the Government of Peru has issued a decree securing sufficient water rights for the mining and milling operation contemplated in the Company’s pre-feasibility study for the Toromocho Project, and we are making an application for a water usage license from the authorities in Peru, we cannot be certain that we will be able to obtain all of the permits and easements required to access these sources nor what the cost of such access will be.
We will require a significant amount of capital to fund our operations, our ability to obtain additional capital depends on many factors beyond our control and lack of adequate capital could delay or prevent us from achieving profitability.
          With the proceeds of our initial public offering and the exercise of warrants, we expect to have sufficient financial resources to complete the preliminary development program for the Toromocho Project, including a feasibility study, environmental studies and required permitting. Future development of product at the Toromocho Project to production will depend upon our ability to obtain financing through debt financing, equity financing, joint venture relationships, or other means. We have recently retained UBS Investment Bank as a financial advisor to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project.
          Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. The fact that we are engaged in the early stages of mining exploration in Peru, a country experiencing political and economic unrest, may limit the sources of financing available to us as well as increase the cost to us of securing that financing. We may not be successful in obtaining the required financing on terms acceptable to us for these or other purposes.
Fluctuations in copper prices could adversely affect our future profitability and we do not have a hedging policy to protect us from such fluctuations.
          Our future profitability and long-term viability will depend, in large part, on the global market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond our control, including:
•	Inflation;

•	global copper demand;

•	global copper supply;

•	Speculative activities; and

•	political and economic conditions.
          These factors could negatively impact the price for copper and lower copper prices would negatively impact our future profitability. We do not have a hedging policy to protect us from a decline in copper pricing and have no intention to establish one while we are in the exploratory phases of our operations. In addition, we may not have the ability to purchase hedging instruments in the future. Hedging instruments may also not protect us adequately from fluctuations in the market price of copper.
We may not be able to satisfy minimum investments to develop the mining concessions and if we do not, we could become subject to penalties and to the loss of our mining concessions.
          Even if we satisfy all the requirements to exercise our option to acquire Centromin’s mining concessions and assets, we will be required to spend 70% of the minimum investment necessary to develop the mining concessions within five years after exercise. If we fail to make yearly minimum investments to develop the mining concessions acquired from Centromin, we could become subject to significant cash penalties or lose the mining concessions and assets which could increase our operating costs or could have a material adverse effect on our ability to continue operations. See “Supplemental Information—Toromocho Project Agreements—Toromocho Option Agreement.”
Easements and rights of use owned by others in or near the Toromocho Project may interfere with our ability to develop our mining concessions.
          Two third parties are currently operating small underground mines close to the area containing the Toromocho Project. One of them, Corona, which is owned by Pan American Silver Corp., has been granted a temporary easement by Centromin to gain access to its mining operations through a central shaft located within the Toromocho concessions. These third-party underground mining operations may restrict our ability to explore and develop our Toromocho mining concessions and adversely affect our cost of operations and future profitability.
          In addition, the northern part of the Toromocho concessions includes the town of Morococha with approximately 3,700 residents. Our ability to develop any mineral deposits in that area could be restricted or our costs could be significantly increased and our future profitability adversely affected.

We may not satisfy the terms of our agreements with Corona to exchange mining concessions in the Toromocho Project which could have an adverse effect on our ability to fully develop the Project.
          We have an option to acquire other Toromocho concessions held by Corona. In exchange, we granted Corona the option to acquire mining concessions within the Toromocho concessions near to Corona’s other mining operations. Any failure to conclude these transactions could adversely affect our ability to fully develop the Toromocho concessions.
Additional mining concessions adjacent to the Toromocho Project are owned by third parties and we may not be able to acquire these rights which could increase our cost of operations or adversely affect our ability to fully develop the Project.
          Some mineral concessions adjacent to the Toromocho Project are owned by third parties and are not part of the agreements with Centromin or Corona. Our inability to acquire these rights may increase our operating costs or adversely affect our ability to fully explore and develop our mining concessions in the Toromocho Project. See “Supplemental Information—Toromocho Project—Property Location, Access and Description—Mineral Concessions and Surface Rights.”
We may not be able to secure good title to the additional mining concessions which could delay or restrict the exploration and development of the Toromocho Project.
          Our ability to secure good title to mining concessions is subject to known and unknown existing third-party rights in the mining concessions or property. Third parties may claim unrecorded rights to underlying portions of our interests in the Toromocho Project, and other future properties in which we acquire an interest. Such third-party rights could include prior unregistered liens, unregistered agreements, rights of way, easements, transfers or claims.
          A lawsuit has been filed in Peru by Compania Minera Natividad, a company owned by Pan American Silver Corp., disputing our purchase of a 50% ownership interest in four mining concessions that are located outside of the area where the Toromocho Project concessions are located, on the grounds that it had a right of first refusal to such interests. If it is not resolved, this proceeding or any subsequent litigation and appeals could adversely affect our ownership and use of these additional concessions.
          In addition, the Toromocho Project had been owned by Cerro de Pasco before it was nationalized by the Peruvian government in 1974. It is unclear whether the rights of a prior owner like Cerro de Pasco would ever be resurrected. Any claim relating to the Toromocho mining concessions and related assets could result in expensive litigation to protect our rights without any certainty as to the outcome.
Our operations are subject to risks and hazards inherent in the mining industry all of which could have adverse effects on our financial condition, results of operation and future cash flows.
          Our operations are and will continue to be subject to all of the hazards and risks normally incidental to exploring, developing and exploiting natural resources. Some of these risks include:
•	environmental hazards;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geologic formations or other geological or grade problems;

•	unanticipated changes in metallurgical characteristics and copper recovery;

•	unanticipated ground or water conditions, cave-ins, pit wall failures, flooding or rock bursts;

•	periodic interruptions due to bad or hazardous weather conditions and other acts of God; and

•	unfavorable operating conditions.
If any of these risks and hazards adversely affect our mining operations or our exploration activities, they may:
•	increase the cost of exploration, development or production to a point where it is no longer economically feasible to continue;

•	require us to write down the carrying value of one or more mines or a property;

•	cause delays or a stoppage in the exploration, development or production of copper;

•	result in damage to or destruction of mineral properties or processing facilities; and

•	result in personal injury or death or legal liability.

All of these adverse consequences may have a material adverse effect on our financial condition, results of operation and future cash flows of the Company.
Our operations are subject to environmental risks and we have assumed responsibility for environmental remediation of our activities in the Toromocho Project.
          We have assumed responsibility for any environmental liabilities resulting from our activities in Toromocho. Our current or future operations, including development activities, are also subject to extensive environmental regulations and contractual obligations with Centromin. We are subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products from our mining activities. Under the Toromocho Option Agreement, it is our responsibility to control and remediate waste, effluents, tailings or other residual materials which might be generated as a result of exploration efforts. This includes restoration of surface areas that have been disturbed by the construction of drilling platforms. If the Toromocho option is exercised, the Company becomes responsible for environmental liabilities that were created by Centromin or by its predecessors, estimated by SVS Ingenieros S.A. to be $7.3 million, not including two reclamation projects currently being undertaken by Centromin and third parties at a total estimated cost of approximately $14.5 million plus annual operating costs of $2 million. In addition, the Company has executed an agreement with the Peruvian Ministry of Energy and Mines and Centromin, to fund the construction of a water treatment plant to treat acid drainage water from the Kingsmill Tunnel and has placed $15 million in escrow to fund the design, construction and start up costs of the treatment plant. See “Supplemental Information—Toromocho Project Agreement—Toromocho Option Agreement.”
          The payment of any liabilities or the costs that we may incur to remedy environmental impacts would reduce funds otherwise available to us for operations. We might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential financial exposure to us may be significant. We have not purchased insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) as it is not generally available at what we believe to be a reasonable price.
Currency fluctuations may adversely affect our costs.
          Since we use the United States dollar as our reporting currency, the effects on operating costs and on cash flows of fluctuations in the foreign exchange rates and the escalation of the Peruvian Nuevo Sol and the Canadian dollar relative to the U.S. dollar may be significant. We do not intend to enter into hedging contracts in connection with currencies. The appreciation of the Peruvian Nuevo Sol and the Canadian dollar against the U.S. dollar would, in U.S. dollar terms, increase the costs of exploration and development of the Toromocho Project, increase the future operating costs of any future mines, increase future taxes and royalties paid to the government of Peru, and increase the cost of certain services which are priced in Canadian dollars, including administrative, legal and consulting services. These increased costs could affect the economic viability of mineralization and negatively impact copper production at our mining operations, which could materially and adversely affect our profitability, results of operation and financial condition. During 2005, the exchange rate between the U.S. dollar and the Peruvian Nuevo Sol ranged from NS 3.25 to NS 3.43 per $1.00, and the exchange rate between the U.S. dollar and the Canadian dollar ranged from C$1.15 to C$1.27 per US$1.00. At June 30, 2006, the exchange rates were NS 3.26 and C$1.12 per US$1.00.
Our business could be adversely affected if we fail to comply with extensive government regulations or fail to obtain, renew or comply with necessary licenses and permits.
          Our operations and properties are subject to environmental, health and safety, and other laws and regulations in the jurisdictions in which we operate. For example, we are subject to laws and regulations governing:
•	health and safety,

•	labor standards,

•	employment,

•	waste disposal,

•	protection of the environment,

•	mine development and prospecting,

•	mineral production,

•	use of water,

•	exports, and

•	taxes.
          It is possible that we may not be able to comply with existing and future laws and regulations. In addition, future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes to the terms of our permits and agreements for our properties, which could have a material adverse impact on our current exploration program and future development projects.
          Obtaining necessary permits and licenses can be a complex, time consuming process and we cannot be certain that we will be able to obtain all required permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict us from proceeding with the development of an exploration project or the development and operation of a mine. Any failure to comply with applicable laws and regulations or permits could result in interruption or closure of exploration, development or mining operations, or fines, penalties or other liabilities. We could also lose our mining concessions under the terms of our existing agreements.
The copper supply industry is subject to a world-wide antitrust investigation which could adversely affect the copper industry and copper prices.
          It has been reported in the press that there is a multi-jurisdictional and industry-wide investigation relating to competitive practices in the copper concentrate market. The investigation was commenced in May 2003 by the Department of Justice, the Directorate-General of Competition of the European Commission, and the Competition Bureau of Canada and there have been no announcements by the investigating authorities since that time discussing the investigation or its outcome. An article in Mining Journal, dated February 25, 2005, reported that the Department of Justice and the Competition Bureau of Canada have closed their investigations without making charges, although the investigation by the European Commission is ongoing.
          We cannot be certain what the timing or ultimate outcome of the investigation will be. We also cannot determine the impact, if any, this investigation will have on our future operations, the copper industry, copper prices or on our ability to operate profitably. The investigation may reveal that copper production has been artificially restricted or copper prices otherwise artificially or illegally inflated. If that is the case and such anti-competitive practices are terminated as a result of the investigation, copper prices may fall and revenue from the sale of copper concentrates may decline. If such events occur in the future at a time when we have commenced mining operations, they could have a material adverse effect on our profitability.
We are likely to be deemed to be a passive foreign investment company for U.S. federal income tax purposes, which could lead to additional taxes for U.S. holders of our shares.
          A passive foreign investment company or PFIC is a non-U.S. corporation that meets an income test and/or an asset test. The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year. The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income. For calendar years 2004 and 2005, we were a PFIC. Based on our current income, assets and activities, it is likely that we will be considered a PFIC for U.S. federal income tax purposes for at least one or two additional years, if not more. As a result, a U.S. holder of our common shares could be subject to substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s common shares or upon the receipt of “excess distributions” from the Company. In the alternative, U.S. holders may enter into certain U.S. tax elections that may result in a current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition. See “Material Income Tax Consequences—United States Federal Income Tax Consequences—Our Status as a Passive Foreign Investment Company.”
Our insurance coverage does not cover all potential losses.
          The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, and monetary losses and possible legal liability. Where we consider it practical to do so, we maintain insurance in amounts that we believe to be reasonable, including insurance for workers’ compensation, theft, general liability, destruction of property, autos and mobile equipment. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, our insurance policies may not provide coverage for all losses related to our business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material and adverse effect on our profitability, results of operation and financial condition. We cannot be certain that insurance will be available to us, or that it will be available on terms and conditions acceptable to us. In some cases, coverage is not available or considered too expensive relative to the perceived risk.
We rely on our management team, outside contractors, experts and other advisors and the loss of any of them, if they cannot be replaced, could have a material adverse effect on our business and financial performance.
          The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our small senior management team, as well as outside contractors, experts and other advisors. In making an investment in the common shares, you must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors, experts and other advisors that we hire to advise us. The loss of one or more member of senior management, key employees or contractors, if not replaced, could materially adversely affect our operations and financial performance.

Several of our directors and officers serve on boards of other natural resource, exploration and development companies and may have conflicts of interest.
          Most of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be or come into a position of conflict with us.
We are a small operator in a highly competitive industry and may not have the adequate resources to compete effectively.
          We compete with other mineral exploration and mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. Upon the start of production we will compete against large and established companies in the world market to sell our products. Many of our competitors have greater resources than we do. Increased competition could result in increased costs and lower prices for copper and reduced profitability. Consequently, our revenues, operations and financial condition could be materially adversely affected.
You may be unable to enforce actions against us or against certain of our directors and officers under U.S. federal securities laws.
          We are incorporated under the Canada Business Corporations Act and our executive office is in Vancouver, British Columbia. Some of our directors and officers are citizens or residents of countries other than the United States and all, or substantially all, of our assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for you to effect service of process within the United States upon our directors and officers or to realize in the United States upon judgments against such persons granted by courts of the United States based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability against us and against our non-U.S. resident directors and officers, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability against us and against our non-U.S. resident directors and officers in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. As a result, it may not be possible to enforce those actions against us or against certain of our directors and officers.
RISKS RELATING TO THE POLITICAL AND ECONOMIC ENVIRONMENT IN PERU
We are subject to the risks associated with foreign operations.
          The Toromocho Project is located in central Peru and, accordingly, we are subject to risks normally associated with exploration for and development of mineral properties in Peru. Peru is a developing country that has experienced political and economic difficulties over the years. Our mineral exploration activities could be affected in varying degrees by political instability and changes in government regulation relating to foreign investment and the mining business, including expropriation. Operations may also be affected in varying degrees by possible terrorism, military conflict, crime, fluctuations in currency rates and high inflation. In addition, from time to time in the past, Peru has nationalized private businesses including mining companies. There can be no assurance that the Peruvian government will not nationalize mining companies and their assets in the future.
          Peru has experienced political and social unrest and protestors have from time to time targeted foreign mining firms. As an example of political unrest, in January 2005, a retired army major and a group of armed followers captured a police station in Andahuaylas, a small town in the southern Andes and subsequently killed four policemen. The rebel leader listed a number of grievances against Peru’s President Alejandro Toledo, including that he had sold out Peru’s interests to foreigners, and demanded that he resign. The incident lasted three days until all of the rebels were captured and put in jail in Lima pending charges.
          Alan Garcia was elected president of Peru in a run-off vote held on June 4, 2006 following elections held during April in which none of the candidates received more than 50% of the vote. Mr. Garcia, the candidate of the American Popular Revolutionary Alliance who has been described in the media as a socialist, pledged during his campaign to promote trade, attract international investment, reduce poverty and contain inflation. Mr. Garcia was president of Peru from 1985 to 1990 during a period of high inflation, currency devaluation, economic stagnation and significant terrorist activity.
          Our operations could be adversely affected by continued political and social unrest in Peru.
Changes in Peruvian royalty regulations could increase our operating costs.
          Our ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which we have no control.
          In 2004 a law was passed in Peru requiring royalties of 1% to 3% of net smelter returns to be charged on Peruvian mining production. This law is now in force. Following its enactment, the law was modified to, among other things, exempt from the new law mining projects such as ours with pre-existing contractual agreements to pay royalties. However, future changes in the government mandated royalties charged on mining operations in Peru could materially adversely affect our results of operations.

If Peru increases taxes in the future, there could be an adverse effect on the cost estimates that we have utilized in estimating mineralization, on our future operating costs and on our future profitability.
          Although we currently have no revenues from our operations in Peru, we are required to pay taxes in Peru on earnings generated from our Peruvian operations and these taxes are subject to change in the future. Our estimates regarding the operating costs of the Toromocho Project which we utilized in estimating mineralization have assumed a current Peruvian tax rate, which may be increased in the future. Accordingly, our cost estimates may not represent an accurate statement of our future tax costs.
RISKS RELATING TO OUR COMMON SHARES AND THE TRADING MARKET
We may, in the future, issue additional common shares or other securities, which would reduce investors’ percentage ownership and may dilute the value of our shares.
          Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preference shares without par value. Additional financing needed to continue exploration and development of the Toromocho Project may require the issuance of additional common shares, preference shares, warrants or other securities which may result in substantial dilution in the percentage of our shares held by our then existing shareholders. We may value any securities issued in the future on an arbitrary basis. The issuance of additional securities for future services or acquisitions or other corporate actions may also have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on the trading market for our common shares.
There is a limited history of public trading in the market for the common shares.
          The common shares are listed on the TSX, the American Stock Exchange and the venture capital segment of the Lima Stock Exchange, and there is a limited trading history from which you can make an investment decision to purchase the common shares (all of our previously listed warrants expired on March 18, 2006). There can be no assurance that an active market for the common shares will be sustained in the United States. If an active public market for the common shares is not maintained in the United States, the liquidity of your investment may be limited.
We have not and do not plan to pay dividends.
          We have never declared or paid any dividends on our common shares and do not currently intend to pay dividends in the future. Earnings, if any, will be retained to finance further growth and development of our business. See “Dividend Policy.”
You may also experience dilution upon exercise of convertible securities.
          In the event that all of our stock options and other options are exercised, there will be an additional 7,543,893 common shares available for trading in the public market. The increase in the number of common shares in the market will result in the dilution of your voting power.
We may pursue certain strategic alternatives and fail to accomplish them, which could significantly reduce the price of the our common shares.
          On November 7, 2005, we announced that we retained UBS Investment Bank as a financial advisor, to assist the Company in evaluating strategic alternatives to maximize shareholder value from the Toromocho Project. Strategic alternatives under consideration may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the project by the Company itself. There can be no assurance that the Company will be able to implement any of these strategic alternatives. Furthermore, if we decide to sell all or a portion of the Toromocho Project and find that we cannot do so on favorable terms, the investment community could interpret this negatively and the price of our common shares could be reduced significantly.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          Matters discussed in this Prospectus may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements appear in a number of places, including “Risk Factors,” and include statements regarding:
•	strategies, outlook and growth prospects;

•	future plans and potential for future growth;

•	liquidity, capital resources and capital expenditures;

•	growth in demand for our products;

•	economic outlook and industry trends;

•	developments of our markets;

•	the impact of regulatory initiatives; and

•	the strength of our competitors.
          The forward-looking statements in this Prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of future acquisitions of mining concessions and properties, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Peruvian economy, political stability in Peru, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports to be filed by us with the Securities and Exchange Commission.
          These forward looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of such documents and we do not intend, and do not assume any obligation, to supplement, amend, update or revise these forward looking statements, except as required by law.
USE OF PROCEEDS
          All of the net proceeds from the sale of the Company’s securities by the selling securityholders will go to them upon sale of such securities. We will not receive any proceeds from the sale of securities offered by the selling securityholders.
DIVIDEND POLICY
          We have not paid dividends in the past and we do not expect to have the ability to pay dividends in the near future. If we generate earnings in the future, we expect that they will be retained to finance further growth and, when appropriate, retire debt. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All holders of our common shares are entitled to an equal share in any dividends declared and paid on the common shares.
CAPITALIZATION
          The following table sets forth Peru Copper’s indebtedness and capitalization at June 30, 2006, in accordance with Canadian generally accepted accounting principles with reconciliations to U.S. generally accepted accounting principles.

June 30, 2006
Common Shares(1)	101,179,123
(118,318,624 common shares)
Contributed Surplus	4,367,254
(130,893 Broker Options)
Current and Long Term Debt	—

Total Capitalization	105,546,377
Notes:

(1)	Based on the number of common shares issued and outstanding on June 30, 2006. Excludes, as of June 30, 2006, (A) 7,865,260 common shares issuable on the exercise of outstanding stock options at a weighted average exercise price of C$2.18 per share, (B) 626,317 common shares available for future issuance under our Share Option Plan, and (C) 130,893 common shares issuable upon exercise of outstanding agent options granted to BMO Nesbitt Burns Inc. and Haywood Securities Inc., two of the underwriters of our Canadian initial public offering, at an exercise price of $1.40 per share.
RECENT SHARE PRICE HISTORY
          Our common shares trade on the TSX under the symbol PCR. The common shares commenced trading on October 6, 2004. Commencing on April 19, 2005, our common shares began trading on AMEX, under the symbols CUP. The tables below present the high and low market prices for our common shares based on information obtained from the TSX and the AMEX.

TSX
Common Shares

	Year	Three months	Three months	Three months	Three months	Three months	Three months
	ended	ended	ended	ended	ended	ended	ended
	December 31,	March 31	June 30,	September 30,	December 31,	March 31,	June 30,
	2005	2005	2005	2005	2005	2006	2006

High	C$3.59	C$1.77	C$1.72	C$2.03	C$3.59	C$4.25	C$7.65
Low	C$1.19	C$1.19	C$1.23	C$1.21	C$1.63	C$2.84	C$2.46

	February	March	April	May	June	July
	2006	2006	2006	2006	2006	2006

High	C$4.25	C$3.91	C$3.84	C$6.06	C$7.65	C$5.91
Low	C$3.48	C$2.89	C$2.46	C$3.13	C$4.05	C$4.60
AMEX
Common Shares

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	September 30,	December 31,	March 31,	June 30,
	2005	2005	2006	2006

High	$1.66	$3.11	$3.73	$6.72
Low	$1.02	$1.45	$2.54	$2.21

	February	March	April	May	June	July
	2006	2006	2006	2006	2006	2006

High	$3.73	$3.22	$3.24	$4.95	$6.72	$5.23
Low	$3.06	$2.62	$2.21	$2.92	$4.10	$4.14
          On August 16, 2006, the closing price of the common shares, as quoted on the TSX, was C$4.82 and, as quoted on the AMEX, was $4.38.
          The average exchange rate between the Canadian dollar and the U.S. dollar for the twelve months ended March 31, 2006 was C$1.19 per U.S. dollar.
DILUTION
          Peru Copper’s net tangible book value as of April 15, 2005, the effective date of our registration statement on Form F-1 which was initially filed and is hereby amended with respect to this offering, was $54.1 million, or $0.575 per common share. Net tangible book value per common share represents the amount of Peru Copper’s total tangible assets less total liabilities and minority interest, divided by the sum of the number of shares outstanding.

					Average
					Price
					per
	Shares Purchased		Total Gross Proceeds		common
	Number	Percent	Amount	Percent	share
Existing Shareholders	59,728,570	63.5%	$13,187,562	22.7%	$0.221
New investors	34,298,750	36.5%	$44,887,032	77.3%	$1.309

Total	94,027,320	100%	$58,074,594	100%	$0.618

DESCRIPTION OF CAPITAL STOCK AND
CERTAIN REQUIREMENTS OF CANADIAN LEGISLATION
          We describe below our registered common shares, the material provisions of our charter in effect on the date of this Prospectus and certain requirements of Canadian legislation. In addition to this description, we urge you to review our charter, which is included as an exhibit to the registration statement, to learn its complete terms.
Authorized Capital
          Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preference shares issuable in series. As of December 31, 2005, there were 97,741,744 common shares, and no preference shares, outstanding as fully paid and non-assessable shares of Peru Copper. As of June 30, 2006, we had 118,318,624 common shares, and no preference shares, outstanding as fully paid and non-assessable shares of Peru Copper.
Common Shares
          Each of our common shares entitles the holder thereof to receive notice of any meetings of shareholders of Peru Copper, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available therefor and, upon the liquidation, dissolution or winding up of Peru Copper, are entitled to receive on a pro-rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on an equal basis with, the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preference Shares
          The preference shares may, at any time or from time to time, be issued in one or more series. Our board of directors shall fix, before issue, the number, the consideration per share, the designation of the voting rights in respect of, and the provisions attaching to the shares of each series. The preference shares of each series rank on a parity with the preference shares of every other series; they are entitled to preference over the common shares and any other shares ranking subordinate to the preference shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Peru Copper.
Broker Options
          As of December 31, 2005 and as of June 30, 2006, there were 130,893 broker options outstanding, which are convertible into 130,893 common shares. The broker options were issued upon automatic conversion of broker warrants that were exercisable into either notes, if the broker options were exercised prior to completion of an IPO, or common shares, if the broker options were exercised after completion of an initial public offering.
          Pursuant to the terms of the broker options dated October 6, 2004, among Peru Copper, BMO Nesbitt Burns Inc. and Haywood Securities Inc., each broker option is exercisable at a price of $1.40 per common share of Peru Copper any time on or before 5:00 p.m. (Vancouver time) on March 18, 2007, subject to adjustment as summarized below. Any broker option that is not exercised before March 18, 2007 shall expire and become void and of no value.
          The broker options provide for adjustment to the exercise price and subscription rights in the event of: (i) the issue of common shares or convertible securities by way of stock dividend to shareholders who elect to receive common shares or convertible securities in lieu of cash dividends, or pursuant to a dividend reinvestment plan or dividends; (ii) subdivides the outstanding common shares into a greater number of shares; or (iii) combines, consolidates or reduces the outstanding common shares into a lesser number of shares.
          The broker options provide holders with the opportunity to exchange their broker options for other options of different denominations, entitling the broker option holder to purchase in the aggregate the same number of notes or common shares purchasable thereunder. The broker option holder has no voting rights.
Shareholder Lock-ups
          Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our initial public offering) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. All of these shares are included in the shares being registered in connection with the resale Prospectus that forms a part of this Post-Effective Amendment on Form F-3 to our Registration Statement. The shareholders who agreed not to sell or offer shares for a period of two years have covenanted not to make any such sales or offers in accordance with a written agreement with BMO Nesbitt Burns Inc. The written agreement does not require legending of certificates or escrowing of shares. There are no understandings or arrangements providing for the release of any of these shares prior to October 6, 2006. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share Option Plan or similar compensation arrangements in place prior to the closing of the Offering.
MATERIAL INCOME TAX CONSEQUENCES
CANADIAN FEDERAL INCOME TAX CONSEQUENCES
          The following is a summary of the material Canadian federal income tax consequences generally applicable to U.S. holders arising from the purchase, ownership and disposition of our common shares. In this summary, a “U.S. holder” means a person, who at all relevant times, for the purposes of the Canada-United States Income Tax Convention, 1980 as amended, (the “Convention”) is a resident of the United States and who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (a) is not and never has been a resident of Canada, (b) deals at arm’s length with and is not affiliated with us, (c) is the beneficial owner of our common shares, (d) holds the common shares as capital property and (e) does not use or hold and is not deemed to use or hold the common shares in the course of carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a U.S. holder that is an insurer carrying on business in Canada and elsewhere. Common shares will generally be capital property to a U.S. holder unless they are held in the course of carrying on a business of trading or dealing in securities or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade.
          This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative practices of the Canada Revenue Agency.
          This summary is not exhaustive of all possible Canadian federal income tax consequences and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consequences, which may differ significantly from the Canadian federal income tax consequences discussed herein. Prospective U.S. holders should consult their own tax advisors with respect to the income tax consequences of investing in common shares based on the U.S. holder’s particular circumstances.
          For purposes of the Canadian Tax Act, all amounts relating to our securities must be expressed in Canadian dollars including proceeds of disposition and adjusted cost base. Amounts denominated in U.S. dollars generally must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time.
Dispositions of Common Shares
          A U.S. holder of common shares which are not “taxable Canadian property” (as defined in the Canadian Tax Act) will not be subject to tax under the Canadian Tax Act on the disposition of such securities. Generally, common shares will not be taxable Canadian property to a U.S. holder at a particular time if:
(a)	our common shares are listed on a prescribed stock exchange (which currently includes the TSX) at the relevant time; and

(b)	during the 60-month period immediately preceding the disposition of the common shares, the U.S. holder, persons with whom the U.S. holder did not deal at arm’s length, or the U.S. holder together with such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock
          A capital gain realized on a disposition by a U.S. holder of common shares which is taxable Canadian property will be subject to tax under the Canadian Tax Act unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of the Convention. U.S. holders whose common shares are taxable Canadian property should consult their own tax advisors.
Dividends on Common Shares
          Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. holder on our common shares will generally be subject to Canadian withholding tax at the reduced rate of 15% under the Convention. This rate is further reduced to 5% in the case of a U.S. holder that is a corporation that owns at least 10% of our voting stock.
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
          The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) arising from the purchase, ownership and disposition of our common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed U.S. Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect.
          For purposes of this discussion, a “U.S. holder” is a holder of our common shares that is:
•	a U.S. citizen;

•	an individual resident in the U.S. for U.S. federal income tax purposes;

•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the U.S. or of any U.S. state or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•	a trust, if either: a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
          This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances, or to U.S. holders subject to special rules, including, without limitation:
•	some retirement plans;

•	insurance companies;

•	U.S. holders of common shares held as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;

•	persons that enter into “constructive sales” involving our common shares or substantially identical property with other investments;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	some expatriates or former long-term residents of the U.S.;

•	financial institutions;

•	Broker-dealers;

•	registered investment companies;

•	tax-exempt organizations; and

•	U.S. holders who own, directly, indirectly or through attribution, 10% or more of our outstanding voting stock.
          In addition, this summary does not address the effect of any applicable U.S. state, local or non-U.S. tax laws, does not consider the tax treatment of persons who own our common shares through a partnership or other pass-through entity, and deals only with common shares held by U.S. holders as “capital assets” as defined in Section 1221 of the Code.
          WE ENCOURAGE U.S. HOLDERS OF OUR COMMON SHARES TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.
          WE WERE A PASSIVE FOREIGN INVESTMENT COMPANY FOR THE 2004 AND 2005 CALENDAR YEARS, AND MAY BE A PFIC FOR AT LEAST ONE OR TWO ADDITIONAL YEARS. THE PFIC TAX RULES DESCRIBED BELOW ARE LIKELY TO PREEMPT THE GENERAL US TAX RULES DESCRIBED BELOW.
Taxation of Dividends
          The gross amount of any distributions received with respect to our common shares will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the rules described below in “Our Status as a Passive Foreign Investment Company,” U.S. holders of common shares will generally be required to include this amount of dividends in gross income as ordinary income. In general, distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a U.S. holder’s tax basis in the common shares, and any amount in excess of that U.S. holder’s tax basis in the common shares will be treated as gain from the sale of the common shares. Dividends from us will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.
          Generally, U.S. holders of common shares who are individuals are eligible for a preferential tax rate on dividends from domestic corporations and certain “qualified foreign corporations” that is equal to the capital gains tax rate for individuals (generally 15 percent for dividend distributions prior to January 1, 2011) if the U.S. holder of common shares meets holding period and certain other requirements. As long as we are a PFIC for U.S. federal income tax purposes (see “Our Status as a Passive Foreign Investment Company”), dividends received by individual U.S. holders of common shares will not be eligible for this preferential tax rate. If and when we are no longer a PFIC for U.S. federal income tax purposes, distributions from the Company may be qualified dividends subject to the preferential rate if we are a “qualified foreign corporation.” Foreign corporations are “qualified foreign corporations” for purposes of the preferential tax rate on dividends if they are subject to a comprehensive U.S. income tax treaty or the shares of the foreign corporation are traded on an established U.S. securities exchange. Since we are subject to the Convention and our shares are currently traded on the AMEX, the Company should constitute a “qualified foreign corporation” when it is no longer a PFIC.
U.S. Foreign Tax Credit for Canadian Tax on Dividends
          Subject to the limitations set forth in the Code, U.S. holders of common shares may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Canadian income taxes withheld, if any, from distributions received in respect of the common shares. The limitations on claiming a foreign tax credit include, among others, computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. Federal income tax payable with respect to each class. In this regard, dividends paid by us will generally be foreign source “passive income” or in the case of some U.S. holders of common shares, “financial services income.” U.S. holders of common shares that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian income taxes withheld, if any.
          The rules relating to foreign tax credits are complex and a U.S. holder of our common shares is encouraged to consult its own tax advisor to determine whether and to what extent it would be entitled to this credit.

Sale or Other Disposition of Common Shares
          If a U.S. holder sells or otherwise disposes of its common shares, it will generally be required to recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and its tax basis. Subject to the discussion below under “Our Status as a Passive Foreign Investment Company,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the common shares for more than one year at the time of the sale or other disposition. In general, any gain that U.S. holders recognize on the sale or other disposition of common shares will be U.S. source income for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to limitations under the Code.
Our Status as a Passive Foreign Investment Company
          In general, we will be a passive foreign investment company, or a PFIC, if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.
          Although the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, and the amount and type of our gross income, we believe that we will be treated as a PFIC in the future until such time that we begin to generate more than 25% of our gross income from operating activities and more than 50% of our assets are held for production of, or produce, operating income. For calendar years 2004 and 2005, we were a PFIC. We believe that for calendar year 2006, we will be classified as a PFIC under IRS rules. Based on our current income, assets and activities, it is likely that we will be considered a PFIC for U.S. federal income tax purposes for at least one or two additional years, if not more.
Taxation of Distributions From, or Gain on Sale of PFIC shares
          If we are a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of our common shares and the U.S. holder does not make a Qualified Electing Fund (“QEF”) Election or a “mark-to-market” election, both as described below:
•	any gain recognized by a U.S. holder upon the sale of common shares, or the receipt of some types of distributions, would be treated as ordinary income and would not be subject to offset by net operating losses;

•	this income generally would be allocated over a U.S. holder’s holding period with respect to our common shares; and

•	the amount allocated to prior years will be subject to tax at the highest tax rate in effect for that year and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.
          Pursuant to the specific provisions of the PFIC rules, a taxpayer may be deemed to realize gain on the disposition of common shares if the securities are disposed of by a holder whose securities are attributed to the U.S. holder, if the securities are pledged as security for a loan, transferred by gift or death, or are subject to certain corporate distributions. Due to the complexity of these rules, we urge you to consult a tax advisor regarding these provisions.
Other General PFIC Rules
          Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during a U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid PFIC classification for subsequent years if the U.S. holder elects to recognize income based on the unrealized appreciation in the common shares through the close of the tax year in which we cease to be a PFIC.
          Additionally, if we are a PFIC, a U.S. holder who acquires our common shares from a decedent would be denied normally available step-up in tax basis for our securities to fair market value at the date of death. Instead, the common shares would have a tax basis equal to the lower of the fair market value or the decedent’s tax basis.
Elections for U.S. Holders of PFIC Shares to be Taxed Under Alternative PFIC Tax Regimes
          For any tax year in which we are determined to be a PFIC, a U.S. holder of our common shares may make a QEF Election, which is an election to treat the U.S. holder’s common shares as an interest in a qualified electing fund. If a U.S. holder makes a QEF Election, the U.S. holder of our common shares would be required to include in income currently the U.S. holder’s proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of these earnings and profits are actually distributed to that U.S. holder, and would be required to comply with specified information reporting requirements. In addition, subject to certain restrictive rules, a U.S. Holder of PFIC shares may elect to defer payment of any tax due on the income inclusion resulting from the QEF election, but would owe interest on the tax payment deferral at the IRS tax underpayment interest rate.
          Any gain subsequently recognized upon the sale by a U.S. holder who has made a QEF election generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.
          In order to successfully make a QEF election, a U.S. holder of our common shares requires the corporation to distribute tax information prepared pursuant to U.S. tax laws on a per share basis. Due to the significant interest of current U.S. holders in maintaining this option to make a QEF election, we currently intend to prepare and distribute the required tax information to all shareholders on an annual basis. Due to the complex nature of calculating U.S. income tax information for a foreign corporation, it is unlikely that this information will be available in time for U.S. holders to file a U.S. income tax return by April of the following year. For this reason, U.S. holders who make a QEF election are likely to file tax returns after the April deadlines for U.S. tax returns.
          Generally, a QEF election must be made by the U.S. federal income tax filing deadline (with extensions) of a U.S. holder. Certain exceptions permitting retroactive QEF elections may apply. If a U.S. holder has not made a QEF election effective for the U.S. holder’s first day of stock ownership, and does not qualify to make a retroactive election effective as of the first day of stock ownership, a QEF election may still be made, but the shares would then be subject to a combination of the conventional PFIC tax rules and the QEF rules. In order to avoid this complex outcome, there may be an election available (involving the possible recognition of taxable income) to avoid the consequences of an untimely QEF election, and permit the US holder to treat the stock as if a QEF election was effective from the first day of ownership.
          As an alternative to a QEF election, a U.S. holder of marketable PFIC shares generally may elect to mark the US holder’s common shares to market annually, and, therefore, recognize ordinary income or loss equal to the difference between the fair market value of the U.S. holder’s common shares and the adjusted tax basis of the common shares. If a mark-to-market election with respect to common shares is in effect on the date of a U.S. holder’s death, the tax basis of the common shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the common shares.
          Certain economic risks are inherent in making either a QEF election or a mark-to-market election. If a QEF election is made, it is possible that a small but significant amount of earned income will be reported to a U.S. holder resulting from the investment by the Company of its cash reserves. A U.S. holder of our common shares may pay tax on such “phantom” income, i.e., income reported and taxable to it pursuant to the QEF election, but not actually received. There is no assurance that any distribution or profitable sale will ever be made regarding our shares, so the tax liability may result in a net economic loss. For calendar years 2004 and 2005, there was no taxable income reported to U.S. holders subject to a QEF election and U.S. holders did not incur any tax on phantom income. Never-the-less, in the future there may be PFIC taxable income that causes U.S. holders who have made a QEF election to report phantom income.
          A mark-to-market election may result in significant share price gains in one year causing a significant mark-to-market gain and a resulting significant income tax liability. This gain may be offset another year by significant losses. If a mark-to-market election is made, this highly variable tax gain or loss (taxable as ordinary income) may result in substantial and unpredictable changes in a U.S. holder’s taxable income. The amount included in income under a mark-to-market election may be substantially greater than the amount included under a QEF election.
          Both the QEF and mark-to-market elections are binding on the U.S. holder for all subsequent years that the U.S. holder owns our stock unless permission to revoke the election is granted by the IRS.
          RULES RELATING TO A PFIC ARE VERY COMPLEX. YOU SHOULD CONSULT YOUR TAX ADVISER CONCERNING THE RELATIVE MERITS AND THE ECONOMIC AND TAX IMPACT OF PFIC RULES TO YOUR INVESTMENTS IN OUR COMMON SHARES AS A NON-ELECTING U.S. HOLDER, A U.S. HOLDER MAKING A QEF ELECTION, OR A U.S. HOLDER MAKING A MARK-TO-MARKET ELECTION.
U.S. Reporting Requirements
          U.S. holders who own our common shares for any period during which we are a PFIC (see “Our Status as a Passive Foreign Investment Company”) will be required to file IRS Form 8621 for each tax year during which they hold our shares.
          In addition, if a U.S. holder owns or is treated as owning, applying attribution rules, 5 percent or more of the Company, certain additional reporting requirements may apply, including timely submission of an IRS Form 5471 regarding the ownership, acquisition, or disposition of shares. Failure to file IRS Form 5471 may result in penalties, including a possible reduction in foreign tax credits that would otherwise be allowable.
Backup Withholding and Information Reporting
          Payments to U.S. holders in respect of common shares may be subject to information reporting to the U.S. Internal Revenue Service and to backup withholding tax at rates equal to:

•	28% for 2006 through 2010; and

•	31% after 2010.
          However, backup withholding will not apply to a U.S. holder that is a corporation or comes within an exempt category, and demonstrates that fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification.
          Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if the required procedures are followed.
SELLING SECURITYHOLDERS
          The common shares offered by this Prospectus were issued by us to the selling securityholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common shares by the selling securityholders as of May 15, 2006 (unless otherwise specified below). Unless otherwise noted, all of the common shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. The selling securityholders are not under any obligation to sell all or any portion of their common shares, nor are the selling securityholders obligated to sell any common shares immediately after this Prospectus. We have assumed for the purposes of the following table that all of the common shares covered by this Prospectus held by such selling securityholders are sold.

	Number of	Percent of		Percent	Percent of
	Shares	Shares		of	Shares
	Beneficially	Beneficially	Number	Existing	Beneficially
	Owned	Owned	of	Equity	Owned
	Prior to	Prior to	Shares	Capital	After
Name and Address	Offering	Offering	Offered	Offered	Offering

Roytor & Co., nominee for Jennison Natural Resources Fund, Inc.(1) Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	1,226,200	1.0	1,213,200	1.0	•

Roytor & Co., nominee for Natural Resources Portfolio of the Prudential Series Fund, Inc.(1) Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	984,300	•	984,300	•	•

Paul L. Baker 3333 E. Speedway Tucson, AZ 85716	100,000	•	100,000	•	•

Geologic Resource Fund LP 620 Sun Valley Road Ketchum, ID 83340	416,304	•	416,304	•	•

Seaman’s Capital Management, Ltd. FBO William P. Gately r/o IRA #4734413 28 Junction Square Drive Concord, MA 01742	12,000	•	12,000	•	•

Seaman’s Capital Management, Ltd. FBO Loomis Institute #4735758 28 Junction Square Drive Concord, MA 01742	103,650	•	103,650	•	•

	Number of		Percent of		Percent	Percent of
	Shares		Shares		of	Shares
	Beneficially		Beneficially	Number	Existing	Beneficially
	Owned		Owned	of	Equity	Owned
	Prior to		Prior to	Shares	Capital	After
Name and Address	Offering		Offering	Offered	Offered	Offering

Seaman’s Capital Management, Ltd. FBO Lahey Clinic Pension Fund #20501095661 28 Junction Square Drive Concord, MA 01742	112,500		•	112,500	•	•

Seaman’s Capital Management, Ltd. FBO Hiram and Bridgid Samal #4732662 28 Junction Square Drive Concord, MA 01742	22,500		•	22,500	•	•

Seaman’s Capital Management, Ltd. FBO Diana F. Seamans #4734477 28 Junction Square Drive Concord, MA 01742	22,500		•	22,500	•	•

Tocqueville Gold Fund 1675 Broadway 16th Floor New York, NY 10019	1,365,000		1.2	1,365,000	1.2	•

Midas Fund, Inc. 11 Hanover Square 12th Floor New York, NY 10005	600,000		•	600,000	•	•

Foxby Corp. 11 Hanover Square 12th Floor New York, NY 10005	55,000		•	55,000	•	•

Michael Kern P.O. Box 13094 Milwaukee, WI 53213-0094	10,000		•	10,000	•	•

Colin Campbell and Kimberley Ann Clarke-Campbell 2845 NE 9th Street Suite 404 Fort Lauderdale, FL 33304	25,000		•	25,000	•	•

Thomas J. Findley Minera Peru Copper S.A. Av. San Borja Norte 1302 San Borja, Lima 41, Peru	705,000	(2)	•	15,000	•	•

Walter Parks 6154 Hawarden Drive Riverside, CA 92506	5,850		•	5,850	•	•

Charles G. Preble 3180 East Crest Shadows Drive Tucson, AZ	1,354,000	(2)	1.1	90,000	•	•

US Global Investor World Precious Minerals Fund 7900 Callaghan Road San Antonio, TX 78229	293,975		•	215,600	•	•

	Number of		Percent of		Percent	Percent of
	Shares		Shares		of	Shares
	Beneficially		Beneficially	Number	Existing	Beneficially
	Owned		Owned	of	Equity	Owned
	Prior to		Prior to	Shares	Capital	After
Name and Address	Offering		Offering	Offered	Offered	Offering

Seamans Capital Management, Ltd. FBO Phillip & Patricia Dubuque #14046 28 Junction Square Drive Concord, MA 01742	10,000		•	10,000	•	•

Front Street Canadian Hedge 87 Front Street East, Suite 400, 4th Floor Toronto, ON M5E 1B8	450,000		•	168,300	•	•

TD Asset Management Inc. 33rd Flr, TD-CT Tower, 161 Bay Street Toronto, ON M5J 2T2	124,525		•	124,525	•	•

Sanovest Holdings Ltd. 411-875 Water Street Vancouver, BC V6B 5C8	23,750		•	23,750	•	•

First State Investment Managers 23 St. Andrew Square Edinburgh, UK EH2 1BB	449,767		•	449,767	•	•

Colonial First State Wholesale Global Resources Fund Level 29, 52 Martin Place Sydney, New South Wales 2000	1,721,607		1.5	1,721,607	1.5	•

Apogee Gold Fund, LLC 90 Strawberry Hill Street Dover, MA 02030	144,250		•	144,250	•	•

George R. Ireland One International Place Boston, MA 02110	2,440,110	(2)	2.1	44,110	•	•

Lowell Family Trust UA 2000-400 Burrard Street Vancouver, B.C. V6C 3A6	15,340,000		13.0	15,340,000	13.0	•

Catherine McLeod-Seltzer #410-625 Howe St. Vancouver, BC V6C 2T6	4,520,000	(2)	3.8	4,300,000	3.6	•

Ranchu Copper Investments Limited Apoquindo 3721, 73, Las Condes Santiago, Chile	11,816,000		10.0	11,699,600	9.9	•

Fisherking Holdings Ltd. Suite 920, 475 West Georgia Street Vancouver, BC V6B 4M9	6,900,000		5.8	6,900,000	5.8	•

David E. De Witt Suite 920, 475 West Georgia Street Vancouver, BC V6B 4M9	7,120,001	(2)	6.0	6,900,000	5.8	•

Sunbeam Opportunities Limited 201 St. George’s Building 2 Ice House Street Central, Hong Kong	4,166,166		3.5	4,166,166	3.5	•

	Number of	Percent of		Percent	Percent of
	Shares	Shares		of	Shares
	Beneficially	Beneficially	Number	Existing	Beneficially
	Owned	Owned	of	Equity	Owned
	Prior to	Prior to	Shares	Capital	After
Name and Address	Offering	Offering	Offered	Offered	Offering

Campania Holdings Inc. Rooms 1009-1012, 10/F K. WAH Centre, 191 Java Road, North Point, Hong Kong	4,166,166	3.5	4,166,166	3.5	•

Tangent International Limited Mettlenstrasse 22, CH-8142 Uitikon, Switzerland	4,166,666	3.5	4,166,666	3.5	•

TOTAL	63,555,983	53.9	58,248,151	49.4	0

•	less than 1 percent

(1)	Jennison Associates LLC (“Jennison”) serves as subadviser with power to direct investments and/or power to vote the shares owned by this entity, as well as shares owned by certain other clients and may be deemed to beneficially own the shares held by this entity. Jennison expressly disclaims ownership of such shares. Jennison is a wholly-owned subsidiary of Prudential Financial, Inc. which is a publicly-traded financial services company.

(2)	Includes common shares issuable upon exercise of vested options and options vesting within 60 days.
          Pursuant to a private placement of our securities in the United States in October 2004 between us and certain selling securityholders, we sold a total of 9,431,848 shares of our common stock and warrants to purchase 4,715,924 shares of our common stock at an exercise price of C$1.65 for a total gross cash consideration of $11,668,549.20. Under the terms of the subscription agreements, we filed a registration statement, of which this Prospectus forms a part, in order to permit the selling securityholders in that offering to resell to the public in the United States the shares of common stock, the warrants and shares issuable upon exercise of the warrants that they received in the private placement.
          Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our Canadian IPO) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. All of these shares are included in the shares being registered in connection with the resale Prospectus that forms a part of this Post-Effective Amendment on Form F-3 to our Registration Statement. The shareholders who agreed not to sell or offer shares for a period of two years have covenanted not to make any such sales or offers in accordance with a written agreement with BMO Nesbitt Burns Inc. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share Option Plan or similar compensation arrangements in place prior to the closing of the Offering.
PLAN OF DISTRIBUTION
          The selling securityholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this Prospectus;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise entered into after the date of this Prospectus;

•	one or more underwritten offerings on a firm commitment or best efforts basis; or

•	any other method permitted pursuant to applicable law; and

•	a combination of any such methods of sale.
          The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this Prospectus, or transfer the securities by gift.
          Agents, broker-dealers or underwriters engaged by the selling securityholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, however compensation to a particular broker-dealer might be in excess of customary commissions. If the broker-dealer is unable to sell securities acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.
          The selling securityholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.
          In connection with the sale of our common stock or interests therein, the selling securityholders after the date of this Prospectus may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders after the date of this Prospectus may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).
          The following selling securityholders have informed us that they are affiliates of registered broker-dealers: Tocqueville Gold Fund, Midas Fund, Inc., Foxby Corp., US Global Investors World Precious Minerals Fund, TD Asset Management Inc., and Catherine McLeod-Seltzer. The selling securityholders have informed us that they acquired their common shares in the ordinary course of business and do not have any agreement or understanding, directly or indirectly, with any person to distribute these securities.
          The selling securityholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
Blackout Period and Lock-ups
          Certain selling securityholders have agreed as to an aggregate 47,000,000 common shares that, until October 6, 2006 (representing the period ending 2 years after the closing of our initial public offering) that they will not, directly or indirectly, issue, sell or offer, or grant an interest or right in respect of or otherwise dispose of, or announce any intention to do the foregoing in respect of any common shares or other securities convertible into or exchangeable for common shares of Peru Copper, without having obtained the prior written consent of BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld. Such agreement does not apply to the exercise of convertible securities or the grant or exercise of stock options or similar issuances pursuant to any Share

Option Plan or similar compensation arrangements in place prior to the closing of the Offering.
LIMITATION ON ENFORCEMENT OF CIVIL JUDGMENTS
          We are incorporated under the Canada Business Corporations Act and our executive office is in Vancouver, British Columbia. Some of our directors and officers are citizens or residents of countries other than the U.S. and all, or substantially all, of our assets and the assets of such persons are located outside of the U.S. Consequently, it may be difficult for you to effect service of process within the U.S. upon our directors and officers or to realize in the U.S. upon judgments against such persons granted by courts of the U.S. based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability against us and against our non-U.S. resident directors and officers in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability against us and against our non-U.S. resident directors and officers in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. As a result, it may not be possible to enforce those actions against us or against certain of our directors and officers.
EXPERTS
          The financial statements as of December 31, 2005 and 2004, for the years ended December 31, 2005 and 2004, for the period from April 24, 2003 to December 31, 2003 and for the period April 24, 2003 to December 31, 2005 incorporated into this Prospectus by reference to the Annual Report on Form 40-F for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, as independent accountants, given on the authority of said firm as experts in auditing and accounting.
          The information included in this Prospectus regarding the mineralization is based on estimates reviewed and supported by Independent Mining Consultants Inc., an international engineering firm, in reliance upon the authority of such firm as experts in geology, mine planning, metallurgy, mineral evaluation and mineral reserve estimation and the consent of such firm to its inclusion.
          We retained Independent Mining Consultants to provide an independent statement of resources for the Toromocho porphyry copper deposit in central Peru and to prepare a technical report of the property. We retained SNC-Lavalin to prepare a pre-feasibility study regarding the Toromocho Project. Information in this Prospectus of an economic, scientific or technical nature in respect of the Toromocho Project is based upon the Technical Report dated August 25, 2004 prepared by John M. Marek, P.E., who is employed as the President and Senior Mining Engineer of Independent Mining Consultants, which was updated on May 11, 2005 and on March 27, 2006, pursuant to Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and on the pre-feasibility study. New mineral resource estimates were announced by us on March 6, 2006 and have been incorporated into the resale Prospectus that forms part of this Post-Effective Amendment on Form F-3 to our Registration Statement.
          The environmental baseline study referenced in this Prospectus was provided to us by the environmental auditing company SVS Ingenieros S.A. from its Environmental Baseline Study for the Morococha Mining District Project dated December 2004, for the purpose of establishing baseline environmental conditions in the area of the concessions as at the date of the Toromocho Option Agreement.
INTERESTS OF EXPERTS OR COUNSEL
          Paul Stein, Esq., a partner with Cassels, Brock & Blackwell (our Canadian outside counsel), acts as our secretary and holds 61,050 common shares and options to acquire 200,000 common shares.
TRANSFER AGENT AND REGISTRAR
          The transfer agent and registrar for the common share is Computershare Trust Company of Canada at its principal offices in Toronto, Canada and its affiliate, Computershare Trust Company Inc., located in Golden, Colorado is acting as U.S. co-transfer agent.
EXPENSES OF ISSUANCE AND DISTRIBUTION
          We estimate the expenses in connection with the distribution of our common shares in this offering, other than any underwriting discounts and commissions payable by the selling securityholders, are as follows, of which C$250,000 has been paid by BMO Nesbitt Burns Inc.:

SEC registration fee	$10,969
Printing and engraving expenses	322,375
Legal fees and expenses	828,314
Accountants’ fees and expenses	75,000
AMEX filing fee	66,500
Transfer agent’s fees and expenses	5,000
Miscellaneous costs	3,000
Total	$1,311,158

SUPPLEMENTAL INFORMATION
          The following is supplemental information regarding our principal operations and activities.
BUSINESS
General
          In 1999, J. David Lowell, one of our founders, began studying potential mineable deposits of copper in Ecuador, Peru and Argentina. Through this process, Mr. Lowell determined that Centromin, a Peruvian state-owned mining company, was the owner of lands which appeared to include interesting potential targets for exploration. In 2002, Mr. Lowell, together with Catherine McLeod-Seltzer, Luis Baertl and, later, A. Geoffrey Loudon and David E. De Witt, began to study prospective deposits held by Centromin, several of which were considered before selecting the Toromocho mineral deposit. In April 2003, the group formed Peru Copper Syndicate Ltd. for the purpose of making a bid for the Toromocho mineral concessions, which were being privatized by the Peruvian Government.
          The Toromocho Project is situated in Morococha, a historical mining district in central Peru. The Toromocho Project is a porphyry copper mineral deposit, potentially mineable by open-pit methods. See “Toromocho Project” and “Toromocho Project Agreements—Toromocho Option Agreement.” Minera Peru Copper S.A. successfully bid for the Toromocho mineral concessions, and entered into the Toromocho Option Agreement with Centromin in June 2003. The Toromocho Option Agreement gives us the right to conduct exploration on the concessions and subsequently to acquire full and partial interests held by Centromin in the mineral concessions and related assets of the Toromocho Project, including rights of use and easements, buildings, a license for the use of water, and use of certain historical information regarding the mineral deposit. The option expires, if not exercised, on June 11, 2008.
          We are evaluating strategic alternatives to maximize shareholder value, which may include a sale of a portion of the Toromocho Project to a strategic partner to assist in the development of the project, a sale of the project, or development of the Toromocho Project by the Company itself.
          We announced the completion of a pre-feasibility study on February 9, 2006, which was conducted by SNC-Lavalin Chile S.A. The pre-feasibility study provides a preliminary evaluation of an operating plan to make the Toromocho Project an economically viable operating mine. Included in the pre-feasibility study are operating and capital cost estimates for the mine, processing facilities and infrastructure. Environmental and operating permits, as well as the socio-economic impact of the project are also addressed.
          New mineral reserve and resource estimates were announced in a press release on March 6, 2006 and an updated Technical Report pursuant to NI 43-101 was filed on March 27, 2006.
          Prior to our involvement in the Toromocho Project, from 1966 to 1976, Cerro de Pasco Corporation, a United States mining company that owned a majority of the mineral concessions in the Cerro de Pasco mining district prior to their being nationalized in 1974, and Centromin conducted a total of 42,394 meters of diamond drilling on the deposit. From 1976 to 2002, Centromin did not conduct any exploration or development activities on the Toromocho Project.
          During 2003, we drilled a total of 1,965 meters. During 2004, we drilled approximately 40,878 meters of a planned Phase 1 work program totaling 44,000 meters. During 2005, we drilled approximately 44,108 meters. See “Supplemental Information—Business—Exploration and Development Program”. Based upon a preliminary evaluation, it appears that there are adequate sources of water and tailings pond locations for our development activities. We are continuing to study the socio-economic impact of the Toromocho Project on the region. See “Supplemental Information—Toromocho Project—Exploration and Development Program.”
          We are currently undertaking additional metallurgical testing as well as studies for water, tailings pond locations, and the socio-economic impact of the Toromocho Project. Some of our concessions are located under a portion of the Town of Morococha and the town is adjacent to the outline of the pit delineated in the pre-feasibility study. Should mining operations be developed, it may be necessary to relocate some or all of the approximately 3,700 residents of Morococha. We are continuing discussions with officials in Morococha and believe that a move to a new area, which could be constructed nearby, should be possible given the town’s history as a mining community and given that a large component of the town’s residents work in the mining industry. Two small underground mining operations currently provide the majority of employment in the town and there are no agricultural activities in the area.
Industry Trends and Fundamentals
          Our management believes that the long-term fundamentals for copper are positive due both to increasing demand for copper and base metals in China and the rest of the world, and insufficient new supply to meet projected demand.
          Brook Hunt, an independent mining and metal industry reporter, estimates in its December 2005 report that world copper consumption will increase by an average of 3.7% per annum until 2010, while world production is expected to increase by an average of only 1.8% per annum over the same period due to existing mines being depleted and just enough new mines being put into production to replace them. This is in contrast to the 1990s when several large copper mines were brought into operation. The Brook

Hunt production forecast is based upon new mine supply from mines currently under development and does not include new production that may result from exploration projects that are developed into mines in the future.
World Copper Production & Consumption
World Copper Mine Production
          On January 31, 2006, the spot price of copper on the London Metal Exchange was $2.23 per pound and the LME copper inventory level was approximately 97,600 tonnes. For the three month period ended January 31, 2006, LME copper inventories have declined by approximately 35,025 tonnes, coinciding with a $0.86 per pound, or 63%, increase in the LME spot copper price.
          The chart below illustrates the inverse correlation between spot copper prices and inventories over period from 1990 to 2006.
TOROMOCHO PROJECT
          We retained Independent Mining Consultants to provide an independent assessment of mineralization for the Toromocho Project and to prepare a technical report on the property as required by NI 43-101, the Canadian instrument governing disclosure of mineralization by Canadian public companies. Information in this section of an economic, scientific or technical nature in respect of the Toromocho Project is based upon the Technical Report dated August 26, 2004 prepared by John M. Marek P.E., who is employed as the President and Senior Mining Engineer of Independent Mining Consultants and who is a “Qualified Person” as such term is defined in NI 43-101, which Technical Report was updated as of May 11, 2005 and March 27, 2006 pursuant to NI 43-101. New mineral reserve and resource estimates were announced in a press release on March 28, 2006 and have been incorporated into the resale Prospectus that forms part of this Post-Effective Amendment on Form F-3 to our Registration Statement. An updated NI 43-101 Technical Report was filed in Canada on March 27, 2006.
Peru
          Peru is a democratic republic governed by an elected government headed by a president. Despite a history of political instability under both civilian and military governments, Peru has become a leading country for mining activities in South America. No special taxes are imposed on foreign-owned companies and foreign investment in Peru is treated as equal to domestic capital. In addition, no registration requirements are imposed on foreign-owned companies, provided that a special authorization from the Peruvian government is required if the project is carried out less than 50 kilometers from the international border.
          Peru has a developed mining infrastructure, a large pool of skilled technical and professional personnel and an established legal system. Legislation allows for full repatriation of capital and profits from Peru and the country’s mining legislation offers access to mining concessions under an efficient registration system.
          Peru has suffered from time to time from civil unrest resulting, in part, from high levels of unemployment and high expectations of an improvement in living standards. The Toromocho Project is situated in an historical mining district, an area which has not experienced any significant civil unrest to date. See “Risk Factors”.
Current Government
          Alan Garcia of the American Popular Revolutionary Alliance was elected to succeed President Toledo in a run-off vote held on June 4, 2006, following elections in April in which none of the candidates received more than 50% of the vote. Mr. Garcia will succeed President Alejandro Toledo of the Peru Posible party, who was elected to the presidency in June 2001 for a five-year term. Peru is currently divided into 25 regions plus Metropolitan Lima, with each regional government comprising a president, vice president and council.
Mining in Peru
          Peru is the world’s sixth-largest producer of gold and copper and the second-largest producer of silver. It also ranks high in output of zinc and lead. Minerals are traditionally the most important source of export revenue, averaging just under 50% of total Peruvian export earnings in 1998-2003. The mining sector has also consistently been the fastest growing sector in recent years due to increased exploration and development expenditures and the start-up of several new mines.
          Peru has 15% of the world’s copper reserves, and production has increased since the mid-1990s, following heavy investment in the sector. Growth in export earnings slowed after 1997 as plunging mineral prices depressed revenue, but output has increased every year since 1998.
          In 2003, Peru produced 625,000 tonnes of copper and achieved export earnings of $1.26 billion.
Property Location, Access and Description
          The Toromocho Project is located in central Peru, approximately 140 kilometers east of Lima in the Morococha mining district. The region has steep topography with elevations over the project area ranging from 4,700 meters to over 4,900 meters above sea level.
          Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and the smelting facility at La Oroya. The center of the Toromocho deposit is about 2.5 kilometers from the town of Morococha. The distance from Lima to Morococha is approximately 142 kilometers by road and approximately 173 kilometers by rail. The distance east to La Oroya is approximately 32 kilometers by road and approximately 35 kilometers by rail.
          The Toromocho deposit sits in a broad valley that opens to the south. The rainy season is from November to April with frequent hail and snowfall. During the rainy season, total precipitation averages 605 millimeters and temperatures generally range from 3 to 20 degrees Celsius. The balance of the year is reasonably dry.
          The following diagram illustrates the location of the Toromocho Project:

          The location of the Toromocho Project within the Morococcho District is illustrated below:
Mineral Concessions and Surface Rights
          The Toromocho Project consists of a total of 46 mineral concessions, representing a total of 1,319.6 hectares, with registered surface rights covering 5,291.7 hectares. Thirty-seven of the 46 concessions, totaling 1,248.0 hectares, are 100% owned by Centromin and the remaining nine concessions, totaling 71.6 hectares, are owned jointly by Centromin and third parties. We are at various stages of negotiation with each of the third parties with respect to the purchase of each third party’s interest in these concessions. We believe that any third party rights to the mineral concessions or surface rights contained within the Toromocho Project will not adversely impact our ability to explore and develop the Toromocho Project.
          Under the terms of the Toromocho Option Agreement, we have the right to conduct exploration on the concessions and subsequently to acquire the interests held by Centromin in the mineral concessions and related assets of the Toromocho Project, including rights of use and easements, buildings, a license for the use of water, and use of certain historical information regarding the mineral deposit. The option expires, if not previously exercised, on June 11, 2008.
          The Toromocho Option Agreement requires that in order for us to exercise the Toromocho Option, we must (i) expend up to $12 million on exploration and development on the property over a maximum five-year period which commenced on June 11, 2003 (In the first two contract years ended June 30, 2005, we expended $14.3 million in qualified expenditures, meeting the minimum expenditure requirement for the entire five year option exercise period), (ii) deliver to Centromin a feasibility study on the Toromocho Project within such period and (iii) either provide to Centromin evidence that we meet certain technical and financial requirements or, alternatively, provide evidence that a financial institution acceptable to Centromin is willing to provide the financing required to develop the Toromocho Project in accordance with the terms of the Feasibility Study. See “Supplemental Information—Toromocho Project Agreements—Toromocho Option Agreement”.
          We believe that any third party rights to the mineral concessions or surface rights contained within the Toromocho Project will not adversely impact our ability to explore and develop the Toromocho Project.

History of the Toromocho Project
          Exploration work on the Toromocho deposit dates from 1928 when a low grade copper zone was discovered.
          During the period from 1950 through 1970, exploration was carried out on the Toromocho deposit by Cerro de Pasco Corporation. In 1973, the Peruvian Government declared all mining rights in Toromocho obsolete and nationalized them, transferring the properties to Centromin. During the mid-1970s, Centromin completed 61 holes of diamond drilling, the last major exploration drilling on the Toromocho Project.
          In 1980, Centromin hired Kaiser Engineers to prepare a detailed feasibility study of the project. The feasibility study proposed a conventional open pit mining operation delivering 30,000 tonnes per day of ore to a flotation concentrator along with a low grade heap leach operation.
Local Resources
          The Town of Morococha has an estimated population of 3,700. A large part of the population of the town of Morococha, of the Morococha district and of the neighboring area work in the mining industry and can provide a pool of skilled and experienced labor. We are conducting an evaluation of socio-economic conditions in Morococha to determine the potential impact of the Toromocho Project on the area. In 2005, we established social programs, held discussions with town and district officials, and made presentations to communities and community assistance programs.
Infrastructure
          Power is currently available in Morococha. However, additional power lines would be required to supply adequate power to mining operations of the scale of the Toromocho Project. The electricity market in Peru is deregulated and there are a number of potential suppliers of power to the Toromocho Project. A connection to the national grid system could be made at the town of Cerro de Pasco, and power connections may also be possible at the town of Yauli or La Oroya. Although we do not foresee any major issue in securing an adequate power supply, failure to secure adequate power could prevent or hinder our ability to develop or fully exploit the mining concessions. See “Risk Factors.”
          We are evaluating several potential water sources that make use of surface and underground water in the immediate area of the Toromocho Project in the Morococha district. Based on this preliminary evaluation, Independent Mining Consultants is of the opinion that there will be adequate water available for the contemplated operations at the Toromocho Project. The Government of Peru has issued a decree securing water rights for the Toromocho Project. The decree reserves for the Company underground water rights for up to 1.1 cubic meters per second, or 34.7 million cubic meters per year. The amount of water reserved is estimated to be sufficient for a 150,000 tons per day mining and milling operation at the Toromocho Project, as contemplated in the pre-feasibility study. The Company will now proceed to make application for a water usage license from authorities in Peru.
          We are also evaluating the selection of tailings storage locations. Several areas are available in the immediate area of the Toromocho Project for tailings, mine waste and stockpile storage. Based upon these preliminary evaluations, there appears to be sufficient room for storage of tailings, waste, leach, and stockpile material. No geotechnical or environmental evaluation of potential storage sites for tailings, waste, leach or stockpile material has been completed to date.
Geological Setting
          The area around the Toromocho Project is characterized by steep mountainous terrain with glacial valleys. In the mine area, elevations range from 4,500 meters to over 4,900 meters above sea level.
          The Morococha area is characterized by a series of folded paleozoic and mesozoic rocks that are primarily limestone. This sequence has been intruded with multiple igneous events. The intrusives helped to prepare the area for mineralization and also provided the source for hydrothermal mineralization.
          The limestone sediments have been folded into an anticline structure with a general north-northwest trend so that the limbs dip roughly east and west. Sediments in the immediate area of the Toromocho deposit are Pucara group Jurassic age dolomites, and siliceous limestones, with some mixed volcanic flows.
          Intrusions in the Morococha area are tertiary in age with several different textures. At the contact between the intrusions and the limestones, contact metamorphic skarns have been formed.
Mineralization and Geology
          The Toromocho deposit is of the general porphyry copper type. It is comprised of veins, veinlets, stockworks, and flat lying disseminated sulfides.
          Hydrothermal mineralization is hosted in both the intrusive and skarn rock types. Recent drill holes indicate that much of the mineralization is hosted in breccia. The breccia crosses the rock type boundaries so that fragments are a mixture of intrusives and skarns.

          The Toromocho deposit is a roughly vertical cylindrical shaped mass, but in detail has a complex shape. Intrusive bodies cut dipping limestone beds forming metamorphic skarns. The copper grade is usually higher in the skarn forming large subhorizontal higher grade zones. Some of these relationships have been overprinted by the development of a large intrusive breccia pipe that is contemporaneous with the copper mineralization.
          The concentric metal zoning at the Toromocho Project is well developed with a central zone of disseminated copper-molybdenum surrounded by an almost complete ring of lead-zinc, mostly as vein deposits, but including possible bulk disseminated zinc bodies. This zone, in turn, is surrounded by a zone of lead-silver vein deposits. In total, there are 20 significant veins that have been mined sporadically for 100 years in the Morococha mining district.
          The distribution of chalcocite in the deposit is not typical for a porphyry copper deposit. Chalcocite enrichment blankets in other porphyry coppers seldom exceed 100 to 200 meters in thickness and the primary chalcopyrite is usually all replaced by chalcocite. At the Toromocho Project, chalcocite is distributed vertically over at least 250 meters, but some chalcopyrite remains throughout much of this interval.
          Our interpretation of the primary Toromocho Project ore control is evolving. We now believe that the ore body is a combination of brecciation and skarn hosted mineralization.
Historical Exploration and Drilling
          Toromocho has been explored by detailed geological mapping, diamond drilling, a small open pit and limited underground development. Bulk samples were collected for assays and metallurgical tests which were conducted during the time that Cerro de Pasco Corporation and Centromin owned the Toromocho Project.
          Between 1954 and 1955, Cerro de Pasco Corporation carried out an exploration program that indicated the presence of mineralization. After 1963, Cerro de Pasco Corporation geologists initiated an angle drill hole from the top of San Francisco peak that found oxidized material, but did not confirm the main deposit. From 1966 to July 2003, a total of five diamond drill hole campaigns from the surface were conducted by Cerro de Pasco, Centromin and us, and a total of 148 holes were completed, totaling 44,359 meters. The electronic drill hole database from Centromin and Cerro de Pasco Corporation contains 136 original holes. Drilling since 2003 has confirmed the validity of the data from historical drilling by Cerro de Pasco and Centromin.
          During 2004 and 2005, an additional 186 diamond drill holes have been completed as part of our Exploration Work Program.
Exploration Campaigns—Diamond Drilling

		Drill	Drilling
Company	Date	Holes	(metres)
Cerro de Pasco	1966 - 1968	33	11,316
Cerro de Pasco	1970 - 1971	39	7,498
Cerro de Pasco	1972 - 1973	10	1,437
Centromin	1974 - 1976	61	22,143
Peru Copper	2003	5	1,965
Peru Copper	2004 - 2005	186	88,108

Total:		334	132,467
Metallurgical Testing
          Prior to our involvement in the Toromocho Project, Cerro de Pasco Corporation and Centromin completed a number of process metallurgical tests using flotation to produce copper concentrates.
          Metallurgical testing has been conducted to evaluate processing alternatives and has demonstrated that conventional crushing, grinding and flotation to produce a final concentrate for shipment to a smelter is a viable processing methodology. Using the conventional crushing, grinding and multi-stage floatation process, we have produced average copper concentrate grades of 26.5% at a copper recovery of 89.5%, based on estimated quantities of seven different rock types representative of the ore deposit. Metallurgical testing to enhance recovery rates and concentrate grades for the various ore types is continuing.
          In addition, the pre-feasibility study includes an anticipated solvent extraction and electrowinning process for a portion of the ore body. Hydrometallurgical testing continues, including column leach tests which are being conducted in Lima.

Mineral Reserves and Resources
          As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and does not meet the requirements of the Securities and Exchange Commission (SEC). The mineral reserves and resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.
Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources
          This section uses the terms “Proven Reserves,” “Probable Reserves,” “mineral resource,” “Measured Mineral Resource,” “Indicated Mineral Resource,” and “Inferred Mineral Resource.” U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
          The mineral reserves and resources for the Toromocho Project are based on a block model of total copper, molybdenum and silver mineralization that was developed by Independent Mining Consultants. The reserves and resources have been calculated using conventional open pit design techniques.” Block copper grades were estimated using a statistical method called kriging. The search parameters were limited in order to maintain a conservative estimate of tonnage and grade.
          Density was assigned to the model based on the average of historic density samples provided by Centromin. The density varies from 2.355 tonnes/cubic meter to 2.57 tonnes/cubic meter.
          As a result of the pre-feasibility study, Independent Mining Consultants and the Company have reclassified a portion of the resources as proven and probable mineral reserves in accordance with NI 43-101.
          The mineral reserves and resources set forth in the following chart have been prepared as required by Canadian regulations using Canadian definitions and standards that are not accepted in the United States. They are based on a new mineral reserve and resource estimate announced by us in a press release on March 28, 2006. The reserve and resource estimate was included in a Technical Report prepared in accordance with NI 43-101 by John M. Marek, P.E., President and Senior Mining Engineer of Independent Mining Consultants, which was filed in Canada on March 27, 2006.

	Mineral Reserves (3)(4)(6)
					Equivalent
	Million	Total Cu	Moly	Silver	Copper %
	Tonnes	%	%	gm/t	(5)
Proven (1)	465.4	0.57	0.021	6.54	0.80
Probable (1)	909.6	0.48	0.016	7.33	0.67
Proven+Probable (1)	1,375.0	0.51	0.018	7.06	0.71

	Mineral Resources (3)(4)(7)
					Equivalent
	Million	Total Cu	Moly	Silver	Copper %
	Tonnes	%	%	gm/t	(5)
Measured (2)	64.0	0.41	0.013	6.55	0.58
Indicated (2)	537.3	0.37	0.016	6.85	0.57
Measured+Indicated (2)	601.4	0.37	0.016	6.82	0.57
Inferred (2)	151.0	0.46	0.010	7.85	0.61
Notes:

(1)	Proven and probable mineral reserves under Canadian standards do not have demonstrated economic viability in the United States and are not mineral reserves in the United States.

(2)	Measured, Indicated, and Inferred resources are not mineral reserves and do not have demonstrated economic viability.

(3)	The Technical Report and the updated Technical Report comply with Canadian regulations. Mineral resource classifications are,

in all material respects, based upon the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum in CIM standards on Mineral Resources Definitions and Guidelines dated December 11, 2005, as amended.

(4)	Mineral reserves and resources are based on metal prices of $0.90 per pound of copper, $6.00 per pound of molybdenum and $5.50 per ounce of silver.

(5)	Equivalent copper calculations based on metal prices of $1.00 per pound of copper, $10.00 per pound of molybdenum and $5.50 per ounce of silver.

(6)	Cutoff grades for mineral reserves are based on floatation cutoffs of $4.22 to $3.52 net smelter return per tonne and leach cutoffs of 0.44% to 0.085% soluble copper.

(7)	Cutoff grades for mineral resources are 0.27% copper equivalent.
          The average strip ratio within the resource floating cone pit is 0.57:1. However, strip ratios for a mine operation could be expected to range from 0.29:1 to 0.70:1 during the course of the mine life.
Pre-feasibility Study
          We announced the completion of a pre-feasibility study on February 9, 2006, which was conducted by SNC-Lavalin Chile S.A. The pre-feasibility study provides a preliminary evaluation of an operating plan to make the Toromocho Project an economically viable operating mine. Included in the pre-feasibility study are operating and capital cost estimates for the mine, processing facilities and infrastructure. Environmental and operating permits, as well as the socio-economic impact of the project are also addressed.
Exploration and Development Program
          Our program of exploration on the Toromocho Project is based on a two-phase work program.
Phase 1 Work Program
The drilling, studies, and testing performed during Phase 1 included:

•	Diamond drilling for calendar 2004 totaling approximately 44,000 meters of drilling;

•	Sample preparation, and assay of the drill core for copper and associated metals (sequential assay methods are recommended for copper);

•	Sampling and assay of existing underground workings by us;

•	Geologic logging of drill core and geologic mapping of underground workings;

•	Metallurgical sample collection and testing;

•	Initial geotechnical site characterization work for tailing, and infrastructure;

•	Initial geotechnical site characterization work for pit slopes;

•	Initial social study for Morococha;

•	Initial study of water for sources and discharge;

•	Initial environmental base line work; and

•	Camp support at Morococha including food, housing, offices, rental equipment, vehicles, communication and computer needs.
          A total of approximately 40,878 meters of Phase 1 drilling had been completed by us by the end of December 2004. The balance of the 44,000 meter Phase I drilling was completed in January 2005.
Phase 2 Work Program
          All of the same general exploration work items were continued in Phase 2, with a significantly higher level of detail.
          Much of the engineering work will enter a planning and design phase based on the data and site characterization work completed during Phase 1. We completed a pre-feasibility study in February 2006, which was carried out by SNC-Lavalin. A full feasibility study is contemplated to be a key component of the Phase 2 work program.
          The ongoing exploration and development program for Toromocho includes limited additional drilling, hydrological evaluation, environmental monitoring and data collection, further metallurgical testing and other technical studies, and geotechnical analysis. We also have obtained all of the permits required for water drilling and the limited exploration drilling planned through 2006.
          The in-fill drilling in 2005 confirmed historic drill data, and provide core samples for metallurgical and geotechnical studies, providing sufficient sampling for analysis to support a future feasibility study.

          Our exploration budget for 2006 is $19.8 million. The exploration budget will be funded from available cash and cash equivalents which totaled $26.7 million as of December 31, 2005.
          Continued metallurgical testing is in progress and additional samples are being collected for planned metallurgical testing. Several consulting firms have been retained and are conducting ongoing metallurgical tests to determine grade and recovery levels achievable using floatation and potential leaching of concentrates from floatation. Contractors are conducting the geotechnical, water, environmental, and social studies summarized above.
          The following table summarizes our exploration budget for 2006:
Toromocho Project—Exploration Budget

2006
$ millions
Drilling, Sample Prep and Related	1.1
Land Acquisition	12.8
Feasibility and Technical Consulting	2.3
Metallurgical Testing	0.5
Administrative	2.4
Other Expense	0.2

Total	19.3
          The exploration program is being conducted by qualified exploration geologists and technical personnel under the supervision of Mr. Angel Alvarez, Vice President-Exploration and Mr. J. David Lowell, Executive Chairman.
Exploration Timetable
          The exploration timetable for 2006 is based upon continued drilling activity, metallurgical testing, and land acquisition activity to build upon progress made during 2005 and 2004. During 2005 we drilled approximately 44,108 meters. The land acquisition program for 2006 will focus on the acquisition of additional mining concessions that may be needed for future operations and on the acquisition of lots in the Town of Morococha. Technical studies of water, slope stability and tailings storage will continue during 2006. We completed a pre-feasibility study in February 2006. Subsequent to the pre-feasibility study the Company expects a full feasibility study will follow in 2006. Metallurgical testing has continued through 2005 with testing in the Morococha District at high elevations and utilizing local water in order to replicate conditions at Toromocho. Further metallurgical testing in 2006 will build upon the results of the testing program during 2005.
          Administrative expenses in Lima include salaries for personnel based in Lima, payment of government and other fees, preparation and management of documents, legal expenses, and costs of accounting and logistics. Staff located in Lima includes management, geologists, draftsmen, logistics personnel, and accountants.
TOROMOCHO PROJECT AGREEMENTS
Toromocho Option Agreement
          On June 11, 2003, Minera Peru Copper entered into the Toromocho Option Agreement with Centromin whereby Centromin agreed to transfer its interest in the mining concessions and related assets of the Toromocho Project to Minera Peru Copper, including any successor or assignee of Minera Peru Copper, upon the satisfaction of certain conditions and upon exercise of the Toromocho Option. Upon exercise of the Toromocho Option, we will acquire from Centromin some of the mining concessions and the related assets of the Toromocho Project, including rights of use and easements, buildings, a license for the use of water and existing information. See “Toromocho Project—Property Description and Location.” Two addendums to the Toromocho Option Agreement were entered into, one on November 12, 2003 and the other on August 26, 2004, authorizing us to sign the Corona Mining Lease Option Agreement and amending the terms of the Toromocho Option Agreement and Transfer Agreement as described below. A third addendum to the Toromocho Option Agreement was entered into on June 12, 2006, requiring the Company to fund the construction and start up costs of a water treatment plant, for the treatment of acid drainage water generated by activities on the Toromocho Project that is discharged into the Kingsmill Tunnel, and to fund part of the operating costs of the plant. References in this Prospectus to the terms of the Toromocho Option Agreement and the Toromocho Transfer Agreement include all amendments under the Toromocho Addendums.
          The Toromocho Option provides for an initial one-year term with four possible annual extensions, expiring on June 10, 2008. In June 2006 the option was renewed for a fourth year. We have minimum expenditure requirements for exploration and development work on the Toromocho Project. In total, we were required to expend up to $12,000,000 on exploration and development work on the Toromocho Project over the five-year option exercise period, in order to maintain the Toromocho Option in good standing. In the first two contract years ended June 30, 2005, we expended $14.3 million in qualified expenditures, meeting the minimum expenditure requirement for the entire five-year option exercise period.
          Each year during the option exercise period, we must provide a letter of credit in favor of Centromin in an amount equal to the required minimum expenditures for the following year, less previously paid exploration and development expenditures which are in excess of the minimum expenditure requirements. The term of the option exercise period has been extended for a fourth year, from June 11, 2006 to June 10, 2007. The letter of credit, which was in the amount of $2,000,000 in the third year of the option exercise period, has been reduced to $500,000 following substantial completion of the drilling program, as provided pursuant to the terms of the Toromocho Option Agreement.
          In addition, under the terms of the Toromocho Option Agreement, we paid $1,000,000 to Centromin on September 15, 2004 to be used by Centromin to establish a trust fund to improve the economic and social activities in the areas of influence of the Toromocho Project. Following the extension of the term of the option exercise period for a third year, we paid $1,000,000 to an Environmental Health Fund maintained by Centromin on September 15, 2005, which amount will be credited against future royalties payable by us upon exercise of the Toromocho Option.
          Under the terms of the Toromocho Option Agreement, we may exercise the Toromocho Option in either of two ways. The first is to provide to Centromin: (i) evidence that we have at least one mining operation or concentration operation with a treatment capacity of at least 10,000 tonnes per day (which can include the production capacity of our subsidiaries); (ii) evidence that we have net shareholders’ equity of not less than $100,000,000; (iii) annual reports and corresponding financial statements for our three most recently completed financial years or, alternatively, if we have not been required to prepare annual reports, a report prepared by a qualifying auditor acceptable to Centromin, regarding our net shareholder’s equity based on our available financial information for the prior three years; and (iv) a feasibility study prepared in accordance with international standards generally accepted within the mining industry, which estimates the total investment required to develop the Toromocho Project and a timetable setting out our required annual expenditures to develop the Toromocho Project.
          The second method by which we may exercise the Toromocho Option is for us to provide Centromin with: (i) the feasibility study and (ii) evidence that a qualifying financial institution, acceptable to Centromin, is willing to provide the financing required to develop the Toromocho Project in accordance with the terms of the Feasibility Study.
          Upon the exercise of the Toromocho Option, we will enter into the Toromocho Transfer Agreement with Centromin which provides for the transfer to us of Centromin’s rights in the concessions and the related assets comprising the Toromocho Project. Upon entering into the Toromocho Transfer Agreement, we will be required to expend within five years of exercising the Toromocho Option a minimum of 70% of the investment necessary to economically develop the concessions as stated in the Feasibility Study. In the event that we do not comply with the minimum investment requirement, we will be required to pay to the Environmental Health Fund of Centromin a cash penalty equal to 30% of the difference between the amount of the minimum investment required and the amount actually invested.
          In the event that we do not satisfy all of the requirements of, commit a breach of, or fail to exercise the Toromocho Option Agreement, Centromin may cancel the Toromocho Option, resulting in the loss of our interest in the Toromocho Project. See “Risk Factors.”
          Pursuant to the terms of the Toromocho Option, we have assumed all responsibility for mitigating and controlling emissions from the Toromocho Project resulting from our exploration activities, as well as remedying any adverse environmental effects and/or claims relating to any environmental damage arising from our exploration activities. Any environmental damage that occurred prior to the date we entered into the Toromocho Option Agreement is the responsibility of Centromin during the term of the Toromocho Option Agreement.
          Once the Toromocho Option has been exercised, we will assume responsibility for repair of the environmental impacts produced by exploration and extraction activities of Centromin and its predecessors on the concessions, and for maintenance and monitoring of areas repaired by Centromin. We have retained SVS Ingenieros S.A., an environmental auditing company, for the purpose of establishing baseline environmental conditions in the area of the concessions as at the date of the Toromocho Option Agreement. In its environmental baseline study on the Toromocho Project dated January 2004, SVS estimates the cost of remediation work on the Toromocho Project to be $7,300,000, not including two reclamation projects currently being undertaken by Centromin and third parties at a total estimated cost of approximately $14.5 million plus annual operating costs of $2 million. In its study SVS also outlined matters that require further investigation before any conclusions can be drawn with respect to the environmental conditions in the area and any additional remediations required.
          The assumed environmental obligations include payment of part of the cost for the treatment of acid drainage water generated by our activities on the Toromocho Project that is discharged into the Kingsmill Tunnel. The Company has executed an agreement, with the Peruvian Ministry of Energy and Mines and Centromin, to fund the construction of a water treatment plant for this purpose and has placed $15 million in escrow to fund the design, construction and start up costs of the treatment plant. The Company, the Peruvian Ministry of Energy and Mines and Centromin will oversee the bidding process, construction and operation of the plant. The Company will be responsible for part of the operating costs once the plant begins operations.

          Centromin has agreed to indemnify us against third party claims in connection with environmental damage attributable to the activities of Centromin or its predecessors, provided that we fulfill our investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option. In the event that we fail to fulfill our investment obligations under the Toromocho Transfer Agreement following the exercise of the Toromocho Option, we will become liable for all environmental damage caused both by us and by Centromin and its predecessors.
          We do not believe that any of the foregoing matters will adversely affect our ability to conduct exploration and development activities on the Toromocho Project.
          Upon the exercise of the Toromocho Option and the execution of the Toromocho Transfer Agreement, we are required to deliver to Centromin a performance bond or letter of credit in the amount of $30,000,000, which shall have a one year term, renewable yearly for a maximum term of five years. The amount of the performance bond or letter of credit, as the case may be, will be reduced in proportion to the actual investment commitment.
          Upon exercise of the Toromocho Option, we will also be required to pay to Centromin every six months thereafter a royalty on any of our net sales derived from the minerals sold from the development of the mining concessions. For each six month period, the percentage of royalties payable will be determined in accordance with a formula based on average London Metals Exchange copper price ranges during the period, as follows:
(a)	for a copper price less than or equal to $0.80 per pound, 0.51% of net sales;

(b)	for a copper price of between $0.80 and $1.10 per pound, a percentage determined as follows: royalty = (4.0 x price of copper per pound – 2.69)%; and

(c)	for a copper price greater than or equal to or $1.10 per pound, 1.71% of net sales.
          In addition, equivalent royalties are payable on the value of other minerals extracted together with the copper also on a net smelter return basis.
          In the event that we fail to make the required royalty payments within 30 days following the specified date for payment thereof, Centromin has the right to terminate the Toromocho Transfer Agreement. Upon such termination, we will not be entitled to any reimbursement of any investments made.
          In the event that we fail to commence marketing the minerals extracted from the concessions before the beginning of the sixth year following exercise of the Toromocho Option, we are required by the Toromocho Transfer Agreement to pay to Centromin 70% of the royalty required by the Toromocho Transfer Agreement for each six month period thereafter.
          In addition to the royalty payments, upon the commencement of commercial operations, we will be required to pay to Centromin every six months the sum of $100,000 to the trust fund established by Centromin to improve the economic and social activities in the areas of influence of the Toromocho Project.
          Prior to exercising the Toromocho Option, we may undertake exploration and technical studies of, but are not permitted to exploit, the mining concessions comprising the Toromocho Project.
          Compañia Minera Argentum S.A., formerly known as Empresa Minera Natividad S.A. (“Argentum”), currently holds the right, previously granted to it by Centromin, to use and enjoy certain property in the area of the Toromocho mining concessions, to the extent that such use does not interfere with the development of the Toromocho Project. Argentum is permitted to use certain land and buildings and to have access over certain properties in order to continue its mining in the area, provided that by doing so it does not interfere with the development of the Toromocho Project. If Centromin determines that Argentum’s right of use interferes with the development of the Toromocho Project, Centromin may terminate its contract with Argentum, thereby terminating Argentum’s right of use.
Agreements with Corona
          Sociedad Minera Corona S.A. (“Corona”), owned by Pan American Silver Corp., is a significant holder of mineral concessions and surface rights within the Morococha mining district, including mineral concessions that are located within the boundary of the proposed pit for the Toromocho Project.
          In order to ensure that we own all necessary mineral rights to develop the Toromocho Project, we and Corona have agreed to grant each other rights to acquire certain mineral concessions held by the other party. In our case, we have a right to purchase the mineral concessions held by Corona that are within the boundary of our model pit and, in exchange, Corona was granted the right to acquire other concessions that we will acquire upon exercise of the Toromocho Option. These agreements with Corona are described below.

Corona Transfer Agreement
          On November 19, 2003, Minera Peru Copper entered into the Corona Transfer Agreement with Corona in connection with the grant by Corona to Minera Peru Copper of an option to purchase several concessions that are within the boundary of the proposed pit for the Toromocho Project totaling 6.65 hectares (also known as “Corona Area”). The Corona Transfer Agreement is for a term of five years, expiring in November 2008.
          We may exercise our option under this agreement and enter into a final transfer agreement with Corona at any time provided that we have exercised the Toromocho Option with Centromin under the Toromocho Option Agreement. Minera Peru Copper S.A. may terminate the Corona Transfer Agreement at any time upon written notice to Corona.
          Pursuant to the terms of the Corona Transfer Agreement, Corona has agreed to enter into the Final Corona Transfer Agreement with Minera Peru Copper S.A. in the future to provide for the transfer of the mining concessions in the Corona Area. Under the terms of the Final Corona Transfer Agreement, the aggregate cost for us to acquire from Corona the mining concessions contained in the Corona Area shall be $1,000.
Minera Peru Copper S.A. Assignment Agreement
          On November 19, 2003, Minera Peru Copper S.A. entered into an assignment agreement with Corona by the terms of which Minera Peru Copper S.A. has granted Corona an option to purchase the mineral concession comprising the Buenaventura area in Morococha totaling 36.1509 hectares. The mineral concession in the assigned area is not considered necessary by us in order to carry out the exploration and development of the Toromocho Project. The Minera Peru Copper S.A. Assignment Agreement is for a term of five years, expiring in November 2008.
          Corona may exercise its option under the Minera Peru Copper S.A. Assignment Agreement and enter into a final assignment agreement with us at any time during the term of the Minera Peru Copper S.A. Assignment Agreement, provided that
•	we have exercised the Toromocho Option with Centromin under the Toromocho Option Agreement; and

•	we have divided a mineral concession contained within the assigned area, consisting of 6.6521 hectares, in order to make the assigned area an independent mining concession. Corona may terminate the Minera Peru Copper S.A. Assignment Agreement at any time upon 30 days’ written notice to Minera Peru Copper.

The Final Assignment Agreement is for a term of 30 years and provides that:

•	the development of the Toromocho Project takes priority over any exploration and exploitation of any mining rights in the Assigned Area assigned to Corona;

•	Minera Peru Copper S.A. has, in its sole discretion, the power to terminate the Final Assignment Agreement and concession contract granted at any time upon 60 days’ written notice to Corona. If Minera Peru Copper S.A. terminates the Final Assignment Agreement within the first five years of the term of such agreement, Minera Peru Copper S.A. will pay to Corona the sum of $8,000,000, and if Minera Peru Copper S.A. terminates the Final Assignment Agreement at any time after the first five years of its term, Minera Peru Copper S.A. will pay to Corona the sum of $2,000,000;

•	Corona is responsible for the payment of royalties on the minerals extracted from the assigned area and sold to third parties; and

•	Corona is responsible for its own obligations under the terms of the Final Assignment Agreement and any default on the part of Corona has no adverse impact on Minera Peru Copper S.A.’s obligations to Centromin.

GLOSSARY OF GEOLOGICAL AND MINING TERMS
          The following is a glossary of technical terms and abbreviations that appear in this Prospectus. The definitions for the terms mineral reserves, proven mineral reserves, probable mineral reserves, mineral resource, measured mineral resources, indicated mineral resources and inferred mineral resources are definitions that we are required to use in accordance with Canadian regulations and are not consistent with the requirements of the SEC. See “Supplemental Information—Business—Cautionary Note to United States Investors Concerning Disclosure of Mineral Resources.”

“assay”	An analysis to determine the presence, absence or concentration of one or more chemical components.

“breccia”	A rock in which angular fragments are surrounded by a mass of fine-grained minerals. These fragments may be produced by volcanic explosion, faulting or sedimentary deposition. The sharpness of the fragments indicates that they did not travel far from where they fractured.

“cathode”	A refined form of copper. Cathodes are sold or melted and cast into cakes, billets, wirebars or rods.

“chalcocite”	A sulphide mineral of copper common in a zone of secondary enrichment.

“chalcopyrite”	A sulphide mineral of copper and iron: the most important ore mineral of copper.

“column leach”	Simulation of in place leaching through the use of a long narrow column in which ore sample and solution are in contact for measuring the effects of typical variables encountered in actual in place leach mining.

“concentrator”	A plant where ore is separated into metal concentrates and reject material through processes such as crushing, grinding and flotation. Concentrates are shipped to a smelter.

“cutoff”	The grade or tenor which is utilized to determine the portion of a mineral deposit that has reasonable prospects for economic extraction applying appropriate factors such as location, scale, continuity, assumed mining method, metallurgical process recoveries, operating cost estimates, and reasonable metal prices.

“deposit”	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

“development”	The preparation of a known commercially mineable deposit for mining.

“diamond drill”	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

“dip”	The angle at which a bed is inclined from the horizontal.

“electrowinning”	The process of removal of copper from solution by the action of electric currents.

“exploration”	Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.

“extraction”	Removal of waste or ore from the ground.

“feasibility study”	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“flotation”	A milling process by which some mineral particles are induced to become attached to bubbles of froth and to float, and others to sink, so that the valuable minerals are concentrated and separated from the remaining rock or mineral material.

“grade”	The average amount of metal expressed as a percentage or in ounces per ton.

“host”	The body of rock in which mineralization of interest occurs.

“hydrological”	Of or relating to the scientific study of the properties, distribution, and effects of water on the earth’s surface, in the soil and underlying rocks, and in the atmosphere.

“hydrometallurgical”	Of or relating to the treatment of metal or the separation of metal from ores and ore concentrates by liquid processes, such as leaching, extraction, and precipitation.

“Indicated Mineral Resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“indicator”	An indicator is a 0 or 1 value assigned to a sample based on some criteria.

“Inferred Mineral Resource”	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“km”	Kilometers.

“kriging”	A statistical method used in estimating mineralization using a weighted, moving average to estimate values of spatially distributed variables and to the rate of probable error in the estimation process.

“leaching”	The process of extracting metal from an ore or concentrate through the application of an acidic solution such as cyanide.

“limestone”	A carbonate-rich sedimentary rock.

“m”	Meters.

“Measured Mineral Resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“metallurgy”	The science of separating metals from their ores by mechanical and chemical processes.

“mine”	An excavation in the earth for the purpose of extracting minerals. The excavation may be an open-pit on the surface or underground workings.

“mineralization”	The concentration of minerals within a body of rock for which the economics of recovery have not yet been established.

“mineral claim”	That portion of public or private mineral lands which a party has staked or marked out in accordance with mining laws to acquire the right to explore for and exploit the minerals under the surface.

“mineral reserves”	The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical ,economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven mineral reserve: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mining or mineral concessions”	The right to carry out mining activities on an exclusive basis within a specified area.

“molybdenum”	A hard, silver-white metallic element occurring principally in the minerals molybdenite and wulfenite.

“net smelter return”	Income after subtraction of off site smelter and refiner charges.

“open pit mining”	A common method of mining porphyry copper deposit where an orebody is situated close to the surface, is large enough and has limited amount of waste material to remove in order to expose the ore deposit.

“ore”	A metal or mineral, or a combination of these, of sufficient value as to quality and quantity to enable it to be mined at a profit.

“oxide”	An adjective applied to a rock, mineral resource or mineral reserve indicating that it has been subjected to oxidation through weathering and exposure to the surface elements or ground water.

“porphyry”	An igneous rock of any composition that contains large, conspicuous crystals in a fine-grained groundmass.

“porphyry copper deposit”	A disseminated large-tonnage, low-grade deposit, in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.

“pre-feasibility study”	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open-pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“quartz”	A mineral composed of silicon dioxide.

“reclamation”	The process by which lands disturbed as a result of mining activity are returned back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

“recovery”	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

“refining”	The purification of crude metallic products using electrolytic or electrochemical processes to remove impurities.

“skarn”	A term used to describe metamorphic rocks surrounding an igneous intrusive where it comes into contact with a limestone and dolomite rock formation.

“smelter”	A plant where a pyro-metallurgical process separates metal by fusion from those impurities with which it may be chemically combined or physically mixed.

“solvent extraction”	A hydrometallurgical process using organic solvents to extract metal from a leach solution.

“sulfide”	A group of minerals in which one or more metals are found in combination with sulfur.

“surface rights”	The right to use so much of the surface of land as may be reasonably necessary for the conduct of operations.

“SX/EW”	Solution extraction/electrowinning.

“tailings”	Finely ground rock from which valuable minerals have been extracted by milling.

“vein”	A thick sheet-like intrusion into a fissure or crack, commonly bearing quartz.

“waste”	Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

58,248,151
COMMON SHARES

PROSPECTUS

AUGUST 17, 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8. Indemnification of Directors and Officers
          Under the Canadian Business Corporation Act (“CBCA”), in exercising their powers and performing their functions, each member of Peru Copper’s board of directors is required to act honestly and in good faith and with a view to the best interests of Peru Copper. Under the CBCA and Peru Copper’s By-Law No. 1, Peru Copper has broad power to indemnify, and under certain circumstances is required to indemnify, its directors and officers against liabilities that they may incur while serving as directors or officers of Peru Copper, including liabilities arising under the Securities Act, provided that they acted honestly and in good faith with a view to the best interests of Peru Copper, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing the conduct was lawful.
          In addition, Peru Copper has agreed to indemnify each of Peru Copper’s directors against any liabilities arising from his or her actions in his or her capacity with Peru Copper, provided that he or she acted honestly and in good faith with a view to the best interests of Peru Copper and, in the case of a criminal or administrative act or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Peru Copper has also agreed to indemnify Paul M. Stein as Peru Copper’s Corporate Secretary and Thomas J. Findley as Peru Copper’s Chief Financial Officer against any liabilities arising from their acting in these capacities with Peru Copper to the fullest extent permitted under the laws of Canada.
          Peru Copper has acquired an insurance policy for directors and officers insuring them against certain liabilities incurred by them in the performances of their duties.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Peru Copper has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of Peru Copper in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Peru Copper will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 9. Exhibits
     (a) Exhibits

Exhibit
No.	Description
5	Opinion of Cassels Brock & Blackwell LLP regarding the validity of the securities being registered, incorporated by reference to Exhibit 5.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

8.1	Opinion of Cassels Brock & Blackwell LLP regarding Canadian tax matters, incorporated by reference to Exhibit 8.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

8.2	Opinion of Porzio, Bromberg & Newman P.C. regarding U.S. federal tax matters, incorporated by reference to Exhibit 8.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

10.1	Transfer Option Agreement of Mining Concessions dated June 11, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.2	Addendum to Transfer Option Agreement of Mining Concessions dated November 12, 2003 between Minera Peru

II-i

Exhibit
No.	Description
Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.3	Second Addendum to Transfer Option Agreement and to Transfer of Mining Concessions Agreement dated August 26, 2004 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.4	Transfer Option Agreement of Mining Concessions dated November 20, 2003 between Minera Peru Copper Syndicate S.A. and Sociedad Minera Corona S.A., incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.5	Option Assignment Agreement dated November 20, 2003 between Sociedad Minera Corona S.A. and Minera Peru Copper Syndicate S.A., incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.6	Third Addendum to Transfer Option Agreement and to Transfer of Mining Concessions Agreement dated June 12, 2006 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., filed herewith. +

10.7	Master Agreement for the Design, Building, Operation, Maintenance and Closure of the Acid Water Treatment Plant for the Kingsmill Tunnel dated June 12, 2006 between the Peruvian Ministry of Energy and Mines, Minera Peru Copper S.A. and Empresa Minera Del Centro Del Peru S.A., filed herewith. +

23.1	Consent of Independent Mining Consultants, Inc., incorporated by reference to Exhibit 23.7 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

23.2	Consent of Cassels Brock & Blackwell LLP (included in opinions filed as Exhibits 5 and 8.1)

23.3	Consent of SVS Ingenieros S.A., incorporated by reference to Exhibit 23.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005. +

23.4	Consent of Porzio, Bromberg & Newman P.C. (included in opinion filed as Exhibit 8.2)

23.5	Consent of Brook Hunt & Associates Ltd. , incorporated by reference to Exhibit 23.8 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

23.6	Consent of SNC-Lavalin Chile S.A., incorporated by reference to Exhibit 23.9 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

23.7	Consent of PricewaterhouseCoopers LLP, filed herewith.

24.1	Powers of Attorney (included on the signature page to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004).

24.2	Power of Attorney for Thomas J. O’Neil, dated February 25, 2005 (included on the signature page to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.)

24.3	Power of Attorney for Miguel Grau, dated April 6, 2006, incorporated by reference to Exhibit 24.3 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

24.4	Power of Attorney for H. Eric Peitz, filed herewith.

II-ii

Exhibit
No.	Description
99.1	Toromocho Resource Estimate Technical Report issued by Independent Mining Consultants, Inc. dated August 25, 2004, incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004.

99.2	Toromocho Project Resource Estimate Update Technical Report issued by Independent Mining Consultants, Inc. dated May 11, 2005, incorporated by reference to Exhibit 99.2 to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-1 filed on July 8, 2005.

99.3	Toromocho Project Technical Report issued by Independent Mining Consultants, Inc. dated March 22, 2006, incorporated by reference to Exhibit 24.3 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

99.4	Pre-Feasibility Study, Toromocho Project, Executive Summary Report, incorporated by reference to Exhibit 10.58 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

99.5	Environmental Baseline Study for the Morococha Mining District Project, incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

+	English translation.
     (b) Financial Statement Schedules
     None.
10. Undertakings
     (a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
     (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II-iii

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 C.F.R. 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the Prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the Prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (17 C.F.R. 239.33), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or 17 C.F.R. 210.3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lima, Peru, on August 16, 2006.

PERU COPPER INC.

By:	/S/ CHARLES G. PREBLE

Charles G. Preble
President, Chief Executive Officer
and Director
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Charles G. Preble	President, Chief Executive Officer and Director (Principal Executive Officer)	August 16, 2006
* H. Eric Peitz	Chief Financial Officer (Principal Financial and Accounting Officer)	August 16, 2006

II-iv

Signature	Title	Date
* J. David Lowell	Executive Chairman and Director	August 16, 2006
* Catherine E. McLeod-Seltzer	Director	August 16, 2006
* George R. Ireland	Director	August 16, 2006
* Miguel Grau	Director	August 16, 2006
* Carl L. Renzoni	Director	August 16, 2006
* David E. De Witt	Vice President of Corporate Development and Director	August 16, 2006
* John P. Fairchild	Director	August 16, 2006
* Thomas J. O’Neil	Director	August 16, 2006

*By:	/S/ CHRISTOPHER F. SCHULTZ
Attorney-in-Fact

II-v

EXHIBIT INDEX

Exhibit
No.	Description
5	Opinion of Cassels Brock & Blackwell LLP regarding the validity of the securities being registered, incorporated by reference to Exhibit 5.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

8.1	Opinion of Cassels Brock & Blackwell LLP regarding Canadian tax matters, incorporated by reference to Exhibit 8.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

8.2	Opinion of Porzio, Bromberg & Newman P.C. regarding U.S. federal tax matters, incorporated by reference to Exhibit 8.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

10.1	Transfer Option Agreement of Mining Concessions dated June 11, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.2	Addendum to Transfer Option Agreement of Mining Concessions dated November 12, 2003 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.3	Second Addendum to Transfer Option Agreement and to Transfer of Mining Concessions Agreement dated August 26, 2004 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.4	Transfer Option Agreement of Mining Concessions dated November 20, 2003 between Minera Peru Copper Syndicate S.A. and Sociedad Minera Corona S.A., incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.5	Option Assignment Agreement dated November 20, 2003 between Sociedad Minera Corona S.A. and Minera Peru Copper Syndicate S.A., incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004. +

10.6	Third Addendum to Transfer Option Agreement and to Transfer of Mining Concessions Agreement dated June 12, 2006 between Minera Peru Copper Syndicate S.A. and Empresa Minera Del Centro Del Peru S.A., filed herewith. +

10.7	Master Agreement for the Design, Building, Operation, Maintenance and Closure of the Acid Water Treatment Plant for the Kingsmill Tunnel dated June 12, 2006 between the Peruvian Ministry of Energy and Mines, Minera Peru Copper S.A. and Empresa Minera Del Centro Del Peru S.A., filed herewith. +

23.1	Consent of Independent Mining Consultants, Inc., incorporated by reference to Exhibit 23.7 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

23.2	Consent of Cassels Brock & Blackwell LLP (included in opinions filed as Exhibits 5 and 8.1)

23.3	Consent of SVS Ingenieros S.A., incorporated by reference to Exhibit 23.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005. +

23.4	Consent of Porzio, Bromberg & Newman P.C. (included in opinion filed as Exhibit 8.2)

23.5	Consent of Brook Hunt & Associates Ltd. , incorporated by reference to Exhibit 23.8 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

23.6	Consent of SNC-Lavalin Chile S.A., incorporated by reference to Exhibit 23.9 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

23.7	Consent of PricewaterhouseCoopers LLP, filed herewith.

24.1	Powers of Attorney (included on the signature page to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004).

24.2	Power of Attorney for Thomas J. O’Neil, dated February 25, 2005 (included on the signature page to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.)

24.3	Power of Attorney for Miguel Grau, dated April 6, 2006, incorporated by reference to Exhibit 24.3 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

24.4	Power of Attorney for H. Eric Peitz, filed herewith.

99.1	Toromocho Resource Estimate Technical Report issued by Independent Mining Consultants, Inc. dated August 25, 2004, incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 filed on December 22, 2004.

99.2	Toromocho Project Resource Estimate Update Technical Report issued by Independent Mining Consultants, Inc. dated May 11, 2005, incorporated by reference to Exhibit 99.2 to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form F-1 filed on July 8, 2005.

99.3	Toromocho Project Technical Report issued by Independent Mining Consultants, Inc. dated March 22, 2006, incorporated by reference to Exhibit 24.3 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

99.4	Pre-Feasibility Study, Toromocho Project, Executive Summary Report, incorporated by reference to Exhibit 10.58 to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form F-1 filed on April 7, 2006.

99.5	Environmental Baseline Study for the Morococha Mining District Project, incorporated by reference to Exhibit 99.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 filed on February 25, 2005.

+	English translation.